Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the
Annual General and Special Meeting of Unitholders
to be Held on Friday, May 9, 2008

March 13, 2008

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS	i
INFORMATION CIRCULAR AND PROXY STATEMENT	1
General	1
Voting at the Meeting	1
Notice to Beneficial Holders of Trust Units	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	3
Exercise of Discretion by Proxies	3
Voting Securities and Principal Holders Thereof	3
Quorum for the Meeting	4
General Information	4
MATTERS TO BE ACTED UPON AT THE MEETING	4
Presentation of Financial Statements	4
Nomination of Directors of EnerMark Inc. and Compensation of Directors	4
Appointment of Auditors	13
Approval of Unallocated Rights Under the Fund's Trust Unit Rights Incentive Plan	13
Approval of Amendments to the Fund's Trust Unit Rights Incentive Plan	15
Approval of the Continuation and Amendment and Restatement of the Fund's Unitholder Rights Plan	19
Approval of Removal and Replacement of Trustee	23
EXECUTIVE COMPENSATION	24
Compensation & Human Resources Committee's Report on Executive Compensation	24
Background and Summary Compensation Table	28
Trust Unit Rights Incentive Plan	29
Executive Restricted Trust Unit Plan	33
Long-Term Incentive Plans	35
Estimated Value of Aggregate Equity Holdings	39
Executive Employment Agreements	39
Performance Graph	40
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	40
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	41
INDEBTEDNESS OF DIRECTORS AND OFFICERS	41
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	41
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	42
ADDITIONAL INFORMATION	48
OTHER MATTERS	48
NOTICE TO BENEFICIAL UNITHOLDERS	48
DIRECTORS' APPROVAL	48
APPENDIX "A" - SUMMARY OF AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN	A-1
APPENDIX "B" - MANDATE OF THE BOARD OF DIRECTORS OF ENERMARK INC.	B-1

NOTICE TO UNITHOLDERS
Enerplus Resources Fund (the "Fund") has filed its audited annual consolidated statements for the year ended December 31, 2007 with the U.S. Securities Exchange Commission in its annual report on Form 40-F, available on the internet as an EDGAR filing at www.sec.gov, and with the Canadian securities regulatory authorities, available on the internet on the Fund's SEDAR profile at www.sedar.com.  These financial statements are also available on the Fund's website at www.enerplus.com.  Any securityholder of the Fund may receive a hard copy of the Fund's audited annual consolidated financial statements for the year ended December 31, 2007 and/or interim consolidated financial statements released throughout 2008 free of charge upon request to the Fund at Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, Attention: Investor Relations, or by telephone (1.800.319.6462) or email (investorrelations@enerplus.com).

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS
To Be Held On
Friday, May 9, 2008

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of ENERPLUS RESOURCES FUND (the "Fund") will be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 9, 2008 at 10:30 a.m. (Calgary time) for the following purposes:

1.	to receive the consolidated financial statements of the Fund for the year ended December 31, 2007, together with the auditors' report on those statements;

2.	to nominate the directors of EnerMark Inc.;

3.	to appoint the auditors of the Fund;

4.	to consider and, if thought fit, to pass an ordinary resolution to approve the unallocated rights under the Fund's Trust Unit Rights Incentive Plan;

5.	to consider and, if thought fit, to pass an ordinary resolution to amend the Fund's Trust Unit Rights Incentive Plan;

6.	to consider and, if thought fit, to pass an ordinary resolution to approve the continuation and the amendment and restatement of the Fund's Unitholder Rights Plan Agreement;

7.	to consider and, if thought fit, to pass an extraordinary resolution to remove and replace the current trustee of the Fund; and

8.	to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Holders of Class B limited partnership units ("Focus Exchangeable LP Units") of the Fund's subsidiary, Focus Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting, as set forth in more detail in the Information Circular and Proxy Statement and the Voting Direction for Holders of Focus Limited Partnership Class B Limited Partnership Units that accompany this Notice.

Every registered holder of Trust Units and Focus Exchangeable LP Units at the close of business on March 20, 2008 (the "Record Date") is entitled to receive notice of and vote their Trust Units and/or Focus Exchangeable LP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each Focus Exchangeable LP Unit held.  No person acquiring Trust Units or Focus Exchangeable LP Units after such date is entitled to vote at the Meeting or any adjournment thereof.

The quorum for this Meeting is two or more individuals present in person or by proxy representing at least 5% of the aggregate outstanding Trust Units and Trust Units that may be issued upon the exchange of outstanding Focus Exchangeable LP Units.

Unitholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a "Form of Proxy") in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 24 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

- i -

Dated at Calgary, Alberta this 13th day of March, 2008.

By order of the Board of Directors of ENERMARK INC., on behalf of ENERPLUS RESOURCES FUND

"David A. McCoy"
David A. McCoy Vice President, General Counsel & Corporate Secretary

- ii -

INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular and Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by Enerplus Resources Fund (the "Fund" and, together with its subsidiaries, "Enerplus") for use at the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of the Fund to be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 9, 2008, commencing at 10:30 a.m. (Calgary time), for the purposes set forth in the Notice of Annual General and Special Meeting of Unitholders (the "Notice of Meeting") accompanying this Information Circular.

Holders of Class B limited partnership units ("Focus Exchangeable LP Units") of the Fund's subsidiary, Focus Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting.  The Focus Exchangeable LP Units are economically equivalent to 0.425 of a Trust Unit, and under applicable Canadian securities laws, Focus Limited Partnership is permitted to satisfy its continuous disclosure obligations by filing and providing to holders of Focus Exchangeable LP Units the continuous disclosure documents of the Fund, including this Information Circular.  See "-- Voting at the Meeting" below.

Every registered holder of Trust Units and Focus Exchangeable LP Units at the close of business on March 20, 2008 (the "Record Date") is entitled to receive notice of and vote their Trust Units and/or Exchangeable LP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each Focus Exchangeable LP Unit held.  No person acquiring Trust Units or Focus Exchangeable LP Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Voting at the Meeting

The Fund has two outstanding types of securities that entitle holders to vote generally at meetings of Unitholders, being Trust Units and a special voting right (the "Special Voting Right").  The Trust Units and the Special Voting Right vote together as a single class on all matters.  Each Trust Unit outstanding on the Record Date is entitled to one vote.  A single Special Voting Right has been issued to CIBC Mellon Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of Focus Exchangeable LP Units.  The Special Voting Right is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Focus Exchangeable LP Units outstanding at the Record Date multiplied by 0.425, being the exchange ratio of Focus Exchangeable LP Units for Trust Units.

Each holder of Focus Exchangeable LP Units is entitled to give CIBC Mellon Trust Company voting instructions for a number of votes equal to the number of that holder's Focus Exchangeable LP Units.  The form of Voting Direction for Holders of Focus Limited Partnership Class B Limited Partnership Units (the "Voting Direction") which accompanies this Information Circular is the means by which a holder of Focus Exchangeable LP Units may authorize the voting of voting rights associated with Focus Exchangeable LP Units at the Meeting.  CIBC Mellon Trust Company will exercise each vote only as directed on the Voting Direction.  In the absence of voting instructions, CIBC Mellon Trust Company will not exercise the votes associated with Focus Exchangeable LP Units.  A holder of Focus Exchangeable LP Units may also instruct CIBC Mellon Trust Company to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to EnerMark management a proxy to vote those votes.  The procedures for holders of Focus Exchangeable LP Units to instruct CIBC Mellon Trust Company about voting at the Meeting are explained in further detail in the Voting Direction that has been provided to holders of Focus Exchangeable LP Units with this Information Circular.

Accordingly, all references to voting by "Unitholders" or the voting of "Trust Units" in this Information Circular shall be deemed to refer to and include voting by the holders of Focus Exchangeable LP Units (through the Special Voting Right).

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders of the Fund, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the transfer agent and registrar of the Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If the Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Fund's transfer agent and registrar.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS Clearing and Depository for Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States the vast majority of such Trust Units are registered under the name of The Depository Trust Company or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms.  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  Enerplus does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable "voting instruction form" in lieu of the form of proxy.  Beneficial Unitholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, Beneficial Unitholders can call a toll-free telephone number or access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Trust Units held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.  Beneficial Unitolders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

Although a Unitholder may not be recognized directly at the Meeting for the purposes of voting their Trust Units, a Unitholder may attend at the Meeting as a proxyholder and vote their Trust Units in that capacity.  To do this, a Unitholder must enter their own name in the blank space on the Form of Proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Unitholders who intend to attend the Meeting in person should read "Appointment and Revocation of Proxies" below.

Solicitation of Proxies

Solicitation of proxies may be made through the mail, by telephone or in person by management of Enerplus, who will not be remunerated for such solicitations.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

Appointment and Revocation of Proxies

A form of proxy or voting instruction form (each referred to as a "Form of Proxy") accompanies the Notice of Meeting and this Information Circular.  The persons named in the Form of Proxy are officers of EnerMark Inc. ("EnerMark"), the administrator and an indirect wholly-owned subsidiary of the Fund.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Unitholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If they cannot attend the Meeting in person, Unitholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon.  Beneficial Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon.  A Form of Proxy will not be valid unless it is completed and received (either directly or through a Unitholder's broker or other intermediary) by CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, at least 24 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof or to the Chairman at the Meeting.

A Unitholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of CIBC Mellon Trust Company described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Trust Units represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Trust Units will be voted in accordance with those instructions.  If no specification has been made in any Forms of Proxy received by Enerplus, the Trust Units represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of Enerplus is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

The Fund is authorized to issue an unlimited number of Trust Units and an unlimited number of Special Voting Rights.  The Fund's Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol "ERF.UN" and on the New York Stock Exchange (the "NYSE") under the symbol "ERF".  As at March 7, 2008, there were 160,117,661 Trust Units issued and outstanding.  As at March 7, 2008, there were a total of 9,086,666 Focus Exchangeable LP Units issued and outstanding, entitled to an aggregate of 3,861,833 votes through the Special Voting Right held by CIBC Mellon Trust Company.

To the best of the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units and Focus Exchangeable LP Units which may be voted at the Meeting.  The information as to Trust Units and Focus Exchangeable LP Units beneficially owned, not being within the knowledge of Enerplus, has been derived from sources available to Enerplus.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 5% of the issued and outstanding Trust Units.  The Trust Units that may be issued upon the exchange of Focus Exchangeable LP Units represented in person or by proxy at the Meeting shall be counted as Trust Units in the determination of quorum for the Meeting.  If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than one day later and to such place and time as may be appointed by the Chairman of the Meeting.  At such meeting, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

General Information

Unless expressly stated otherwise, all dollar amounts and references to "$" in this Information Circular are in Canadian dollars.

MATTERS TO BE ACTED UPON AT THE MEETING

1.           Presentation of Financial Statements

The consolidated financial statements of the Fund for the year ended December 31, 2007, together with the auditors' report on those statements, have been mailed to the Unitholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of these financial statements is also available through the internet on the Fund's SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on the Fund's website at www.enerplus.com.  See "Notice to Unitholders" on the inside cover of this Information Circular.

2.           Nomination of Directors of EnerMark Inc. and Compensation of Directors

Overview

The board of directors of EnerMark (the "Board of Directors" or the "Board") is responsible for the governance and the administration of the business and affairs of Enerplus.  Pursuant to the governing documents of Enerplus, the Unitholders are entitled to nominate the directors of EnerMark, following which the Fund, as the indirect holder of all of the shares of EnerMark, will vote those shares to elect the directors that have been nominated by the Unitholders.  The term of office for each director is from the date at which he or she is elected until the next annual meeting of Unitholders or until a successor is elected or appointed.  The Board's Corporate Governance & Nominating Committee, which is comprised of three independent directors, is responsible for recommending nominees for the Board of Directors.  Based on such recommendation, the Board of Directors fixed the number of directors of EnerMark to be elected at the Meeting at eleven, and the eleven individuals named below are proposed to be nominated by the Unitholders as directors of EnerMark.  Each of the nominees is "independent" within the meaning of National Policy 58-201 - Corporate Governance Guidelines adopted by the Canadian Securities Administrators and within the meaning of the NYSE rules, with the exception of Gordon J. Kerr, who is the President & Chief Executive Officer of EnerMark.

The nomination of the directors of EnerMark will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the nomination of the persons specified below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Information Regarding Proposed Directors

Set forth below is certain information regarding each of the eleven nominees as directors of EnerMark.  The numbers of Trust Units (and, where applicable, Focus Exchangeable LP Units) held by each proposed director are presented as of March 7, 2008 and are provided by each individual nominee, such information not being within the knowledge of Enerplus.  No proposed director holds any other securities of the Fund (including any option or right to acquire any such securities), other than Mr. Gordon J. Kerr, who is the President & Chief Executive Officer of EnerMark.

Douglas R. Martin(1) B.A., MBA, C.A. Calgary, Alberta, Canada Age: 63 Director since September 2000 Independent Director Trust Units: 7,585
Mr. Martin, the Chairman of the Board of Directors of EnerMark, has been President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000.  From 1993 until 2000, Mr. Martin was Chairman and Chief Financial Officer of Pursuit Resources Corp., a public oil and gas corporation that was acquired by EnerMark Income Fund (a predecessor of Enerplus) in April 2000.  From 1972 until 1993, Mr. Martin held positions of increasing importance with N.M. Davis Corp., Dome Petroleum Ltd. and Interhome Energy Inc. (now Enbridge Inc.), and was the Senior Vice President and Chief Financial Officer of Coho Energy Inc. from 1989 until 1993.  Mr. Martin graduated from the University of Toronto in 1966 with a B.A. in Political Science, and received his Chartered Accountant designation from the Ontario Institute of Chartered Accountants in 1969.  He also graduated with Honours from York University in 1972 with an MBA in Finance.

Board and Committee Participation(2)	Meetings Attended During 2007
Board of Directors (Chairman)	13/13	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Rival Energy Ltd. (TSX Venture Exchange)	Audit Committee
Canoro Resources Ltd. (TSX Venture Exchange)	Audit Committee (Chair), Reserves Committee, Compensation & Governance Committee

Edwin V. Dodge B.Eng. (Civil), MBA Vancouver, British Columbia, Canada Age: 64 Director since May 2004 Independent Director Trust Units: 6,525
Mr. Dodge is currently a corporate director following a 35 year career with Canadian Pacific Railway Limited ("CPR", a Canadian national rail carrier), where he was Chief Operating Officer from 2001 until his retirement in March 2004.  Prior to 2001, Mr. Dodge held other senior roles with CPR including Executive Vice President of Operations for Canada and the U.S., as well as Chief Executive Officer of a Minneapolis-based railroad.  Mr. Dodge holds a Civil Engineering degree and an MBA from the University of Western Ontario.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	13/13	100%
Corporate Governance & Nominating Committee	2/2	100%
Compensation & Human Resources Committee	7/7	100%
Health, Safety & Environment Committee	2/2	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

Robert B. Hodgins B.A. (Business), C.A. Calgary, Alberta, Canada Age: 56 Director since November 2007 Independent Director Trust Units: 1,400
Mr. Hodgins has been an independent businessman since November 2004.  Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received a Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario in 1975 and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of  Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors (since his appointment effective November 13, 2007)	3/3	100%

Other Public Board Directorships	Other Public Board Committee Memberships
AltaGas Income Trust (TSX) Enerflex Systems Income Fund (TSX) Fairborne Energy Ltd. MGM Energy Corp. (TSX)	Audit Committee and Governance Committee Audit Committee Audit Committee, Corporate Governance and Joint Operations Committee and Reserves Committee Audit Committee and Corporate Governance Committee

Gordon J. Kerr B.Comm., C.A. Calgary, Alberta, Canada Age: 54 Director since May 2001 Non-Independent Director Trust Units: 70,016 Trust Unit Incentive Rights: 207,902
Mr. Kerr has been the President & Chief Executive Officer of Enerplus since May 2001.  Mr. Kerr commenced employment with Enerplus and its predecessors in 1996, holding positions of increasing responsibility including the positions of Chief Financial Officer and Executive Vice President.  Mr. Kerr commenced employment in the oil and gas industry in 1979 and held various positions with Petromark Minerals Ltd., Bluesky Oil & Gas Ltd.  and Bluesky's successor, Mark Resources Inc., ultimately holding the position of Vice President Finance, Chief Financial Officer and Corporate Secretary until Mark’s reorganization into EnerMark Income Fund (a predecessor of Enerplus) in 1996.  Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree.  He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	13/13	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

David P. O'Brien (3) B.A. (Hons.), B.C.L. Calgary, Alberta, Canada Age: 66 Director since March 2008 Independent Director Trust Units: 14,347 Focus Exchangeable LP Units: 118,920
Mr. O'Brien is a corporate director.  In addition to the public board directorships listed below, Mr. O'Brien is a director of the C.D. Howe Institute, Chancellor of Concordia University and a member of the Science, Technology and Innovation Council of Canada.  Mr. O'Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (an oil and gas company) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from May 1996 to October 2001.  He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978.  He has also held senior executive positions at Petro-Canada.  Mr. O'Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University.  He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

Board and Committee Participation	Meetings Attended During 2007
Not applicable, as Mr. O'Brien was appointed to the Board of Directors effective March 13, 2008 following Enerplus' acquisition of Focus Energy Trust.

Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (Chairman) (TSX, NYSE) Molson Coors Brewing Company (TSX, NYSE) Royal Bank of Canada (Chairman) (TSX, NYSE) TransCanada Corporation (TSX, NYSE)
     Nominating and Corporate Governance Committee (Chair), non-voting member of all other committees
     Audit Committee and Finance Committee
     Corporate Governance and Public Policy Committee (Chair) and Human Resources Committee
     Governance Committee and Human Resources Committee

Glen D. Roane B.A., MBA Canmore, Alberta, Canada Age: 51 Director since June 2004 Independent Director Trust Units: 5,525
Mr. Roane is a corporate director and, in addition to those public entities listed below for which he currently serves as a director, has served as a board member of many TSX-listed companies, including Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  In addition to serving as a director of the public entities listed below, Mr. Roane is the Chairman of the board of directors of Flexpipe Systems Inc. and a director of Tarpon Energy Services Ltd., both of which are private energy services companies.  Mr. Roane is also a member of the Alberta Securities Commission.  Mr. Roane holds a Bachelor of Arts and an MBA from Queen's University  in Kingston, Ontario.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	12/13	92%
Audit & Risk Management Committee	4/4	100%
Compensation & Human Resources Committee (Chairman)	7/7	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Destiny Resource Services Corp. (TSX) Badger Income Fund (TSX)	Audit Committee, Compensation & Governance Committee Audit Committee (Chairman)

W.C. (Mike) Seth B.A. Sc. Calgary, Alberta, Canada Age: 67 Director since August 2005 Independent Director Trust Units: 5,525
Mr. Seth has been the President of Seth Consultants Ltd. (a private consulting firm) since June 2006.  From July 2005 to June 2006, Mr. Seth was the Chairman of McDaniel & Associates Consultants Ltd. ("McDaniel"), a Calgary-based petroleum engineering and geological consulting firm.  Prior to his appointment as Chairman, Mr. Seth was the President and Managing Director of McDaniel since 1989.  Mr. Seth holds a B.A. Sc. Mechanical Engineering from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	12/13	92%
Corporate Governance & Nomination Committee	2/2	100%
Reserves Committee	6/6	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Triton Energy Corp. (TSX Venture Exchange) Corridor Resources Inc. (TSX) Connacher Oil and Gas Limited (TSX)	Reserves Committee (Chairman), Audit Committee Reserves Committee (Chairman) Reserves Committee (Chairman), Audit Committee, Health, Safety & Environment Committee
Redcliffe Energy Ltd. (TSX Venture Exchange)	Reserves Committee (Chairman), Compensation Committee

Donald T. West B.Sc. Calgary, Alberta, Canada Age: 70 Director since April 2003 Independent Director Trust Units: 5,238
Mr. West is a businessman who has 40 years of experience in the Canadian and international oil and gas industry.  He began his career as a Geophysicist with Mobil Oil Canada in 1960 before becoming Chief Geophysicist at each of Great Plains Development in 1973 and Pacific Petroleum in 1975.  Mr. West  commenced employment with Total Petroleum N.A. in 1979 where he held various positions of increasing responsibility including Vice President Exploration and Senior Vice President.  He ultimately held the position of President and Chief Executive Officer of Total Petroleum Canada Ltd. and its successor Rigel Energy Corporation until his retirement in 1999.  Mr. West is a member of the Canadian Society of Exploration Geophysicists and the Society of Exploration Geophysicists and, in addition to being a director of the public companies listed below, is a director of Connaught Energy Limited (a private oil and gas company).  Mr. West holds a Bachelor of Science degree in Geology and Physics from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	13/13	100%
Reserves Committee	6/6	100%
Health, Safety & Environment Committee (Chairman)	2/2	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Pulse Data Inc. (TSX)	Compensation Committee (Chairman) Corporate Governance Committee; Environmental, Health & Safety Committee (Chairman)

Harry B. Wheeler B.A., B.Sc. Calgary, Alberta, Canada Age: 70 Director since January 2001 Independent Director Trust Units: 232,616
Mr. Wheeler has been the President of Colchester Investments Ltd., a private investment firm, since 2000.  From 1962 to 1966, Mr. Wheeler worked with Mobil Oil in Canada and Libya and from 1967 to 1972 was employed by International Resources Ltd., in London, England and Denver, Colorado.  He was a Director of Quintette Coal Ltd., Vice President of Amalgamated Bonanza Petroleum Ltd. and operator of his private company before founding Cabre Exploration Ltd. ("Cabre"), a public oil and gas company, in 1980.  Mr. Wheeler was Chairman of Cabre until it was acquired by EnerMark Income Fund (a predecessor of Enerplus) in December 2000.  Mr. Wheeler is currently a director of Magellan Resources Ltd., a private oil and gas company.  Mr. Wheeler graduated from the University of British Columbia in 1962 with a degree in Geology.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	13/13	100%
Audit & Risk Management Committee	4/4	100%
Reserves Committee (Chairman)	6/6	100%

Other Public Board Directorships	Other Public Board Committee Memberships
Nil	Nil

Clayton H. Woitas B.Sc. (Civil Engineering) Calgary, Alberta, Canada Age: 59 Director since March 2008 Independent Director Trust Units: 30,591 Focus Exchangeable LP Units: 4,242,946
Mr. Woitas has been the President of Range Royalty Management Ltd. (a private energy company focused on acquiring royalty interests in western Canadian oil and gas production) since June 2006.  Prior thereto, Mr. Woitas was founder, Chairman and President and Chief Executive Officer of privately held Profico Energy Management Ltd. (a company focused on natural gas exploration and production in western Canada) from January 2000 to June 2006, until its acquisition by Focus Energy Trust ("Focus") in June 2006.  Mr. Woitas served as a director of Focus from June 2006 until its acquisition by Enerplus in February 2008.  Mr. Woitas received his civil engineering degree from the University of Alberta.

Board and Committee Participation	Meetings Attended During 2007
Not applicable as Mr. Woitas was appointed to the Board of Directors effective March 13, 2008 following Enerplus' acquisition of Focus Energy Trust.

Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (TSX, NYSE)	Nil
NuVista Energy Ltd. (TSX)	Audit Committee, Reserves Committee and Governance and Nominating Committee

Robert L. Zorich(4) B.A., M.A. (Distinction) Houston, Texas, U.S.A. Age: 58 Director since January 2001 Independent Director Trust Units: 10,471
Mr. Zorich is a co-founder and has been the Managing Director of EnCap Investments L.P. ("EnCap"), a private firm which is a provider of private equity financing to the oil and gas industry, since 1988.  Prior to the formation of EnCap in 1988, Mr. Zorich was a Senior Vice President in charge of the Houston office of Trust Company of the West, a large, privately-held pension fund manager.  Prior to joining Trust Company of the West in September 1986, Mr. Zorich co-founded MAZE Exploration, Inc., serving as its Co-Chief Executive Officer.  During the first seven years of his career, Mr. Zorich was employed by Republic Bank Dallas as a Vice President and Division Manager in the Energy Department.  Mr. Zorich received his B.A. in Economics from the University of California at Santa Barbara in 1971.  He also received a Masters Degree in International Management (with distinction) in 1974 from the American Graduate School of International Management in Phoenix, Arizona.

Board and Committee Participation	Meetings Attended During 2007
Board of Directors	13/13	100%
Corporate Governance & Nomination Committee (Chairman)	2/2	100%
Health, Safety & Environment Committee	2/2	100%

Other Public Board Directorships	Other Public Board Committee Memberships
GFI Oil & Gas Corp. (TSX Venture Exchange)	N/A

Notes:
(1)
From 1991 to 2000, Mr. Martin was director of Coho Energy, Inc. ("Coho"), an oil and natural gas corporation that was listed on the TSX and NASDAQ.  In 1999, Coho filed for protection under United States federal bankruptcy law, from which it was released in April, 2000.  The directors of Coho were not held responsible for any actions.  Mr. Martin resigned as a director of Coho in April of 2000.

(2)
As Chairman of the Board of Directors, Mr. Martin is not a member of any Board committee.  However, he may attend and participate in any Board committee meeting in an ex officio capacity.  Mr. Martin is not compensated for attendance at Board committee meetings.

(3)	Mr. O'Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the CCAA. Mr. O'Brien resigned as a director from Air Canada in November 2003.

(4)
In late 1997, Mr. Zorich was appointed to the board of directors of Benz Energy Inc. ("Benz"), a Vancouver Stock Exchange (later the Canadian Venture Exchange and now the TSX Venture Exchange) listed company at the time, as a representative of Mr. Zorich's employer, EnCap Investments L.P., which had provided certain financing to Benz.  On November 8, 2000, Benz, together with its wholly-owned subsidiary, Texstar Petroleum Inc., jointly filed a petition for protection under United States federal bankruptcy law, and on January 19, 2001, the shares of Benz were made subject to a cease trade order by the Alberta Securities Commission and suspended from trading on the Canadian Venture Exchange Inc. for failing to file required financial information.

Compensation of Directors

Fees and Retainers

In 2007, each of the independent directors of EnerMark, other than the Chairman of the Board, was paid an annual cash retainer of $35,000, and Robert B. Hodgins, an independent director appointed to the Board effective November 13, 2007, received a prorated amount of $4,660.  Prior to April 1, 2007, the Chairman of the Board of Directors received a prorated portion of a $175,000 annual cash retainer, and following April 1, 2007 he received a prorated portion of a $120,000 annual cash retainer in addition to the increased Trust Unit payment described under "-- Trust Unit Ownership Requirement" below.  Those directors acting as Chairman of a committee received an additional annual retainer of $10,000, except for the Chairman of the Audit & Risk Management Committee who received an annual retainer of $20,000.  All the independent directors also received $1,500 for each meeting of the Board of Directors or any Board committee which they attended, except for the Chairman of the Board of Directors who only received such meeting fees for Board of Director meetings attended.  Directors were also reimbursed for travel expenses related to their attendance at meetings.  In 2007, Enerplus paid a total of $493,577 to the independent directors for their annual retainers and a total of $250,500 to the independent directors for their attendance at meetings.  Gordon J. Kerr, the President & Chief Executive Officer of EnerMark, does not receive any retainers or fees in respect of his role as a director of EnerMark.

Trust Unit Ownership Requirement

In order to further align the directors' interests with those of Unitholders, directors are required to have personal holdings of at least 5,000 Trust Units within four years of their election to the Board.  In order to facilitate this objective, Enerplus has implemented a Director Unit Plan whereby, on an annual basis, Enerplus will purchase Trust Units on the TSX for payment to the independent directors.  On January 2, 2007, each of the independent directors holding office at such time, other than the Chairman, received 1,000 Trust Units of the Fund at the then market price of $49.97 per Trust Unit (although in some cases the director elected to receive a lower number of Trust Units, reflecting the net amount paid after withholding tax).  Effective April 1, 2007, EnerMark amended its director compensation practices such that each director will annually receive 1,300 Trust Units to be paid on the first calendar day of each year, except for the Chairman who will receive 2,600 Trust Units.  On August 27, 2007, a prorated portion of the increased annual Trust Unit payment was purchased for the independent directors holding office at such time at the then market price of $43.56 per Trust Unit, resulting in the Chairman receiving 957 Trust Units and the other independent directors receiving 225 Trust Units.  All Trust Units granted to directors are purchased by Enerplus on the TSX and are not issued from treasury.  Gordon J. Kerr, the President & Chief Executive Officer of EnerMark, does not receive payments of Trust Units in respect of his role as a director of EnerMark.

2007 Summary Compensation Table and Value of Trust Unit Owned

The following table summarized the aggregate compensation paid to each of the independent directors of EnerMark in 2007.  No compensation was paid to either David P. O'Brien or Clayton H. Woitas in 2007, as Mr. O'Brien and Mr. Woitas were appointed to the Board of Directors on March 13, 2008.  The following table also sets forth the value of each independent director's aggregate Trust Unit holdings as at March 7, 2008.  No independent director had any other equity-based holdings in the Fund as at March 7, 2008.

2007 Independent Directors Summary Compensation Table

Name	Board Annual Retainer ($)	Committee Chair Annual Retainers ($)	Board Meeting Attendance Fees ($)	Committee Meeting Attendance Fees ($)	Trust Unit Payments(3) ($)	Total 2007 Compensation ($)	Value of Trust Units Owned(4) ($)
Edwin V. Dodge	35,000	N/A	19,500	16,500	59,777	130,777	280,379
Robert B. Hodgins(1)	4,660	N/A	4,500	N/A	N/A	9,160	60,158
Douglas R. Martin	116,250	N/A	19,500	N/A	107,856	243,606	325,927
Robert Normand(2)	35,000	20,000	19,500	15,000	59,777	149,277	248,281
David P. O'Brien	N/A	N/A	N/A	N/A	N/A	N/A	2,788,237
Glen D. Roane(5)	35,000	11,500	16,500	18,000	59,777	140,777	237,409
W.C. (Mike) Seth	35,000	N/A	18,000	12,000	59,777	124,777	237,409
Donald T. West	35,000	10,000	19,500	12,000	59,777	136,277	225,077
Harry B. Wheeler	35,000	10,000	19,500	15,000	59,777	139,277	9,995,510
Clayton H. Woitas	N/A	N/A	N/A	N/A	N/A	N/A	78,800,236
Robert L. Zorich	35,000	10,000	19,500	6,000	59,777	130,277	449,939

Notes:
(1)	Mr. Hodgins was appointed to the Board of Directors effective November 13, 2007 and therefore the information represents compensation paid to Mr. Hodgins since that date.
(2)	Mr. Normand is not standing for re-election to the Board at the Meeting.
(3)
Represents 1,000 Trust Units purchased on behalf of seven directors and 1,324 Trust Units purchased on behalf of the Chairman of the Board at a price of $49.77 per Trust Unit on the TSX on January 2, 2007, plus 225 Trust Units purchased on behalf of seven directors and 957 Trust Units purchased on behalf of the Chairman of the Board at a price of $43.56 per Trust Unit on the TSX on August 27, 2007.

(4)
Based on the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction was exercised, by each independent director as of March 7, 2008 and the closing price of the Trust Units on the TSX of $42.97 per Trust Unit on March 7, 2008.  In the case of Mr. O'Brien and Mr. Woitas, the calculation includes the Focus Exchangeable LP Units held as of March 7, 2008, each of which is exchangeable, for no additional consideration, into 0.425 of a Trust Unit of the Fund.

(5)
Mr. Roane received an additional $1,500 for his annual retainer for acting as Chairman of the Compensation & Human Resources Committee for additional services performed in 2007 in connection with the restructuring of the Fund's long-term incentive program.

Trust Unit Incentive Rights

For a description of the Fund's existing Trust Unit Rights Incentive Plan (the "Incentive Plan"), see "Executive Compensation  Trust Unit Rights Incentive Plan".  EnerMark's independent directors did not receive any grants of Incentive Rights (as defined in the previously-referenced section) to acquire Trust Units under the Incentive Plan in 2007, and have not since June 6, 2003.  As described under "Matters to be Considered at the Meeting - Approval of Amendments to the Fund's Trust Unit Rights Incentive Plan", at the Meeting Unitholders will be asked to approve an amendment to the Incentive Plan to delete the reference to "director" in the definition of "Eligible Person" in the Incentive Plan such that the non-management directors of EnerMark will no longer be eligible to receive grants of Incentive Rights under the Incentive Plan.  The following table sets out, for the two independent directors of EnerMark who held Incentive Rights during 2007: (i) the value of all Incentive Rights exercised during the financial year ended December 31, 2007, calculated as the difference between the price at which the Trust Units issued upon exercise of the Incentive Rights were sold by the director and the exercise price of the Incentive Rights at the time of exercise; and (ii) the number and value of unexercised Incentive Rights as at December 31, 2007, calculated as the difference between the $39.87 closing price of the Trust Units on the TSX on December 31, 2007 and the exercise price of the Incentive Rights at December 31, 2007 (assuming the holder of the Incentive Rights has elected to utilize the reduced exercise price provided for in the Incentive Plan).

Aggregated Trust Unit Incentive Rights Exercised
During the Most Recently Completed Financial Year
and Financial Year-End Value of Incentive Rights

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Incentive Rights at Year-End (Exercisable / Unexercisable) (#)	Value of Unexercised in-the-Money Incentive Rights at Year-End (Exercisable / Unexercisable) ($)
Donald T. West	10,000	213,423	Nil	Nil
Harry B. Wheeler(1)	1,650	36,135	1,650 / Nil	35,591 / Nil

Note:
(1)
Mr. Wheeler exercised his remaining 1,650 Incentive Rights on February 1, 2008, each of which had an exercise price of $38.73, and realized an aggregate value of $34,568, calculated as the difference between the closing price of the Trust Units on the TSX on such date and the exercise price of the Incentive Rights at the time of exercise.

3.           Appointment of Auditors

At the Meeting, Unitholders will be asked to appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants ("Deloitte & Touche"), as auditors of the Fund until the next annual general meeting of Unitholders at a remuneration to be fixed by the directors of EnerMark upon the recommendation of EnerMark's Audit & Risk Management Committee.  Deloitte & Touche are currently the auditors of the Fund and were first appointed auditors of the Fund effective July 3, 2002.

The appointment of the auditors will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the appointment of Deloitte & Touche as auditors of the Fund.

The fees paid by Enerplus to Deloitte & Touche for professional services rendered in the Fund's last two fiscal years are as follows:

	2007	2006
	(in $ thousands)
Audit fees(1)	$751.4	$763.9
Audit-related fees(2)	-	-
Tax fees(3)	132.6	1,211.3
All other fees(4)	-	-
	$884.0	$1,975.2
Notes:
(1)
Audit fees were for professional services rendered by Deloitte & Touche for the audit of the Fund's annual financial statements and reviews of the Fund's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Fund's financial statements and not reported under "Audit fees" above.
(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Fund's auditors' tax division except those tax services related to the audit.
(4)	All other fees are fees for products and services provided by the Fund's auditors other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

Certain information regarding the Fund's Audit & Risk Management Committee is contained in this Information Circular under the heading "Statement of Corporate Governance Practices - Audit & Risk Management Committee".  Additionally, certain information regarding the Fund's Audit & Risk Management Committee that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators is contained in the Fund's annual information form for the year ended December 31, 2007, an electronic copy of which is available on the internet on the Fund's SEDAR profile at www.sedar.com, in the Fund's annual report on Form 40-F filed on EDGAR at www.sec.gov, and on the Fund's website at www.enerplus.com.

4.           Approval of Unallocated Rights Under the Fund's Trust Unit Rights Incentive Plan

Background

On June 21, 2001, following receipt of Unitholder approval, the Fund adopted a Trust Unit Rights Incentive Plan (the "Incentive Plan") pursuant to which rights to acquire Trust Units (the "Incentive Rights") may be granted to the directors, officers, employees and service providers of Enerplus.  The Incentive Plan was amended in both 2003 and 2005 with the approval of the Fund's Unitholders.  The Incentive Plan was also amended by the Board of Directors without Unitholder approval effective February 1, 2006, in accordance with the amendment provisions contained in the Incentive Plan, to ensure that Enerplus' U.S. employees would not suffer unfavourable tax treatment under amended United States income tax laws as a result of being granted Incentive Rights under the Incentive Plan.  A complete description of the Incentive Plan is contained under "Executive Compensation - Trust Unit Rights Incentive Plan" in this Information Circular.

The Incentive Plan provides that the number of Trust Units reserved for issuance under the Incentive Plan will at all times not exceed 5% of the number of issued and outstanding Trust Units (on a non-diluted basis) at the relevant time.  A security based compensation arrangement that does not have a fixed maximum number of securities issuable, as is the case with the Incentive Plan, is referred to as a "Reloading Plan" under the rules contained in the TSX Company Company Manual and TSX Staff Notice #2006-0002.

Under the TSX Company Manual and TSX Staff Notice #2006-0002, because the Incentive Plan is considered to be a Reloading Plan, all unallocated Incentive Rights under the Incentive Plan must be approved by Unitholders every three years.  As the "reloading" feature of the Incentive Plan was implemented in 2005, Unitholders will be asked at the Meeting to pass an ordinary resolution to approve all unallocated Incentive Rights under the Incentive Plan.  If the ordinary resolution is passed at the Meeting, the Fund will be required to seek similar approval from the Unitholders no later than May 9, 2011.  If the Unitholders do not approve the ordinary resolution, all unallocated Incentive Rights outstanding as of the date of the Meeting will be cancelled and the Fund will not be permitted to grant further Incentive Rights under the Incentive Plan (including in respect of currently outstanding Incentive Rights which are subsequently cancelled) until such time as the required Unitholder approval may be obtained in the future.  In such case, all Incentive Rights that have been allocated and granted as of the date of the Meeting that have not yet been exercised will continue unaffected in accordance with their current terms.

As of March 7, 2008, there were 3,246,371 Incentive Rights outstanding, representing 2.0% of the 160,117,661 issued and outstanding Trust Units on that date, leaving 4,759,512 Trust Units (representing 3.0% of the issued and outstanding Trust Units on that date) reserved and available for issuance upon the exercise of Incentive Rights that may be granted in the future.

Additionally, at the Meeting, Unitholders will be asked to approve certain other amendments to the Incentive Plan, as described under "Matters to be Acted Upon at the Meeting - Approval of Amendments to the Fund's Trust Unit Rights Incentive Plan" below.

Text of Resolution

At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Incentive Rights under the Incentive Plan and its amendment and restatement:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF THE FUND THAT:

1.
All unallocated rights ("Incentive Rights") to acquire trust units of Enerplus Resources Fund (the "Fund") under the Fund's Trust Unit Rights Incentive Plan (the "Incentive Plan") are hereby approved and authorized until May 9, 2011.

2.
Any director or officer of EnerMark Inc. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of greater than 50% of the aggregate votes cast by Unitholders and the holder of the Special Voting Right at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

5.           Approval of Amendments to the Fund's Trust Unit Rights Incentive Plan

At the Meeting, Unitholders will be asked to approve certain amendments to the Incentive Plan, as described in further detail below.

Specific Amendment Provision

The TSX has recently introduced several changes to the TSX Company Manual to the effect that securityholder approval is required for any amendment to a security based compensation arrangement, such as the Incentive Plan, unless the arrangement includes a permissive amendment provision.  In particular, TSX Staff Notice #2006-0001 clarified that, effective June 2007, an amendment provision in a security based compensation arrangement must provide specific details (as opposed to a general amendment power) as to whether securityholder approval is required for any amendment and that the provision must be disclosed to securityholders when the security based compensation arrangement is being approved.  To address these provisions in the TSX Company Manual and TSX Staff Notice #2006-0001, the Fund is proposing to amend the Incentive Plan to provide a more specific amendment provision, as set forth in further detail below.

The current amendment provisions contained in the Incentive Plan provide that the Board of Directors may suspend or discontinue the Incentive Plan at any time and may not amend the Incentive Plan or an Incentive Right granted under the Incentive Plan without Unitholder approval except in respect of the following matters: (a) to correct a clerical or typographical error; (b) the vesting of Incentive Rights granted under the Plan; (c) the termination provisions of an Incentive Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Incentive Right; (d) to avoid inconsistency with, or to amend provisions that would subject a holder of Incentive Rights to unfavourable tax treatment under, the Income Tax Act (Canada) or other applicable tax laws; and (e) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Trust Units from the number reserved for issuance under the Incentive Plan.

Enerplus is proposing to amend the Incentive Plan to provide more detailed amendment provisions that are consistent with a significant number of other TSX-listed issuers.  In particular, it is proposed that the Section 10 of the Incentive Plan be amended as follows (with capitalized terms not otherwise defined herein having the meaning assigned to them in the Incentive Plan):

"10.           AMENDMENT OR DISCONTINUANCE OF PLAN

10.1
Subject to sections 10.2 and 10.3, the Board may, at any time and from time to time without the approval of the holders of Trust Units and other voting securities of the Fund, suspend, discontinue or amend the Plan or a Right.

10.2
Notwithstanding section 10.1, the Board may not, without the approval of the holders of a majority of Trust Units and other voting securities of the Fund present and voting in person or by proxy at a meeting of Unitholders, amend the Plan or a Right to:

(a)	increase the number of Trust Units, or the percentage of the issued and outstanding Trust Units, issuable pursuant to the Plan;

(b)
other than as provided for in the Exercise Price adjustment mechanisms contained in section 9.1, make any amendment that would reduce the Exercise Price of an outstanding Right (including a cancellation and reissue of a Right that constitutes a reduction of the Exercise Price), or to make any amendment to the Exercise Price adjustment mechanisms contained in section 9.1;

(c)
extend the Expiry Date of any Right granted under the Plan beyond the Expiry Date of the Right determined at the date of grant in accordance with the Plan, except as provided for in section 5.2 with respect to an Expiry Date that occurs during a Blackout Period;

(d)	expanding the categories of individuals contained in the definition of "Eligible Person" who are eligible to participate in the Plan; or

(e)
amend section 5.9 of the Plan to permit the transfer or assignment of Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Rights or a family member, a charity or for estate planning or estate settlement purposes, unless the change to the Plan or a Right results from the application of section 8 [i.e., the section relating to mergers, business combinations, take-over bids and anti-dilution provisions].

10.3
Unless a Rights Holder otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Right in a manner that would alter or impair any Right previously granted to a Rights Holder under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to a Right shall apply only in respect of Rights granted on or after the date of such suspension, discontinuance or amendment.  No suspension, discontinuance or amendment of the Plan or amendment of a Right may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Right or the Fund is now or may hereafter be subject."

Blackout Periods

The TSX recognizes that, for good corporate governance reasons, many public issuers have internal policies prohibiting certain employees from buying or selling the issuer's securities or exercising stock options or incentive rights during specific periods.  The times that these restricted employees are not permitted to trade in an issuer's securities are often called "blackout periods".  In addition to being a component of good corporate governance, trading restriction policies also assist in fostering compliance with legal requirements that prohibit people from trading in a public issuer's securities when they have material information about the issuer that has not yet been released to the public.  A blackout period is designed to prevent a person from trading on material information that is not yet available to other securityholders.

For example, a blackout period generally occurs during a specified period before and after the day that an issuer announces its quarterly or annual earnings.  A blackout period might also arise during the time that an issuer has material undisclosed information about an important potential transaction it might be considering, such as a significant merger or acquisition.

The TSX recognizes that these blackout periods might result in an unintended penalty to employees who are prohibited from exercising stock options or incentive rights during that period because of their own issuer's internal trading policies.  As a result, the TSX now provides a framework for extending stock options or similar incentive rights, such as the Fund's Incentive Rights, that would otherwise expire during a blackout period.  The Fund proposes to adopt the TSX framework such that Incentive Rights issued under the Incentive Plan expire at the later of the expiry date set for the Incentive Right at the date of grant (being no later than the end of the third calendar year following the date of vesting), or, if that date occurs during a blackout period or shortly after it, 10 business days after that blackout period ends.  This change has no adverse impact on the Fund or its Unitholders or other securityholders.

Enerplus therefore proposes that the Incentive Plan be amended as follows:

(a)	Section 2 of the Incentive Plan be amended by adding the following definitions and renumbering Section 2 of the Incentive Plan accordingly:

"2.1
"Blackout Period" means the period during which the relevant Rights Holder is prohibited from exercising a Right due to trading restrictions imposed by Enerplus in accordance with its trading policies affecting trades by an Eligible Person."

"2.9
"Expiry Date" means the date designated by the Board at the time of grant on which the Right expires and is of no further force and effect, except in accordance with the provisions relating to a Blackout Period described in section 5.2."

(b)	A new paragraph be added below section 5.2(c) of the Incentive Plan as follows:

"provided, however, that if the Expiry Date of a Right occurs during a Blackout Period applicable to the relevant Rights Holder, or within 10 Business Days after the expiry of a Blackout Period applicable to the relevant Rights Holder, then the Expiry Date for the Right shall be the date that is the tenth Business Day after the Expiry Date of the Blackout Period (the "Blackout Expiry Date").  The foregoing applies to all Rights outstanding under this Plan.  The Blackout Expiry Date for a Right may not be amended by the Board without the approval of the holders of Trust Units in accordance with section 10 of the Plan."

Deletion of Director Eligibility

At present, the definition of "Eligible Person" in the Incentive Plan, which determines the persons who may be granted Incentive Rights under the Incentive Plan, includes any director of Enerplus.  The non-management directors of EnerMark, the administrator of the Fund, have not been granted any Incentive Rights under the Incentive Plan since 2003.  At this time, Enerplus has determined that it is no longer appropriate for the non-management directors of EnerMark (or any other subsidiary of the Fund) to be eligible to receive grants of Rights under the Incentive Plan.  Accordingly, the Fund is proposing to amend the Incentive Plan to delete the references to "director" in the definition of "Eligible Person" and to make other consequential amendments to the Incentive Plan to delete all references to directors within the Incentive Plan.  A director who is an officer or other employee of Enerplus will still be eligible to receive grants of Incentive Rights in their capacity as an officer or employee.

Provision for Certain Exchangeable Securities

From time to time, and particularly in the context of acquisition or merger transactions, Enerplus may issue securities of a subsidiary of the Fund to provide for a tax-deferred exchange of securities of the other transaction party into securities of Enerplus.  Such securities are effectively synthetic Trust Units (or fractions thereof) in that they generally are exchangeable by the holder into Trust Units for no additional consideration, have voting rights similar to those held by Unitholders and generally carry a right to receive cash distributions from the Fund similar to distributions paid on Trust Units.  For instance, the Focus Exchangeable LP Units assumed by Enerplus in connection with its acquisition of Focus Energy Trust are issued by Focus Limited Partnership, a subsidiary of the Fund, and are exchangeable, for no additional consideration, into 0.425 of a Trust Unit, and each Focus Exchangeable LP Unit is entitled to 0.425 of a vote at meetings of or resolutions passed by the Fund's Unitholders and to cash distributions from the Fund equivalent to 0.425 of the amount of cash distributions paid to Unitholders by the Fund.

As these types of exchangeable securities are effectively identical to Trust Units, Enerplus proposes to amend the Incentive Plan to provide that, with respect to determining:  (i) the limit on the number of Trust Units that may be reserved for issuance at any time under the Incentive Plan, being 5% of the issued and outstanding Trust Units; (ii) the limit on the number of Trust Units that may be issued to any Rights Holder under the Incentive Plan, being 5% of the issued and outstanding Trust Units; (iii) the limit on the number of Trust Units that may be reserved for issuance to insiders of Enerplus under the Incentive Plan, being 5% of the issued and outstanding Trust Units; and (iv) the limit on the number of Trust Units that may be issued to insiders of Enerplus, or to any one insider and/or their associates, under the Incentive Plan within a one year period, being 5% of the Trust Units outstanding at the time of issuance, in each case on a non-diluted basis, that the number of Trust Units outstanding after the exchange or conversion of such exchangeable securities be included in such calculation.  Securities that do not carry voting rights and/or rights to receive cash distributions from Enerplus similar to those attached to the Trust Units, such convertible debt securities, purchase warrants or Incentive Rights themselves, will not be included in such calculation.

Accordingly, Enerplus proposes to amend the Incentive Plan by adding the following provision as new section 2.24 of the Incentive Plan:

"2.24
For the purposes of calculating:  (i) the maximum number of issued and outstanding Trust Units that may be reserved for issuance at any time under the Incentive Plan pursuant to section 4.1; (ii) the maximum number of Trust Units that may be issued to any Rights Holder under the Plan pursuant to section 5.5; (iii) the maximum number of Trust Units that may be reserved for issuance to Insiders under the Plan pursuant to section 5.6; and (iv) the maximum number of Trust Units that may be issued to Insiders, or to any one Insider and/or their associates, in a one year period under the Plan pursuant to section 5.7; subject to the approval of the Toronto Stock Exchange, the number of issued and outstanding Trust Units (on a non-diluted basis) shall be calculated by taking into account the Trust Units issuable upon the exchange of any securities of a subsidiary of the Fund that are exchangeable into Trust Units (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash distributions or other payments from the Fund equivalent to the voting rights and rights to receive cash distributions attached to the Trust Units, but for greater certainty such calculation shall not include convertible debt securities, purchase warrants or Rights outstanding under this Plan."

Text of Resolution

At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the above-described amendments to the Fund's Incentive Plan and its amendment and restatement:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF THE FUND THAT:

1.
The Trust Unit Rights Incentive Plan (the "Incentive Plan") of Enerplus Resources Fund (the "Fund") be amended in the manner proposed and described in the Information Circular and Proxy statement of the Fund dated March 13, 2008, and the Incentive Plan be amended and restated effective as of May 9, 2008 to give effect to such amendments.

2.
Any director or officer of EnerMark Inc. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of greater than 50% of the aggregate votes cast by Unitholders and the holder of the Special Voting Right at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

6.	Approval of the Continuation and Amendment and Restatement of the Fund's Unitholder Rights Plan

Background

The Fund and CIBC Mellon Trust Company (the "Rights Agent") originally entered into an agreement dated March 5, 1999 to implement a unitholder rights plan, which was approved and confirmed by the Unitholders of the Fund at the annual general and special meeting of Unitholders held on April 23, 1999.  The unitholder rights plan was subsequently renewed and amended and restated on April 25, 2002, and again on April 12, 2005 (the "Existing Plan") following receipt of Unitholder approval at the Fund's 2005 annual general and special meeting of Unitholders.

A unitholder rights plan creates a right (a "Right"), which can only be exercised when a person acquires control of 20% or more of the outstanding Trust Units, for each Unitholder, other than the 20% buyer, to acquire additional Trust Units at one-half of the market price at the time of exercise.  This significantly dilutes the position of the 20% buyer and practically prevents that person from acquiring control of 20% or greater of the Trust Units unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as discussed below).  The easiest way for the buyer to have a rights plan withdrawn is for it to negotiate with the Board of Directors of EnerMark to have the rights plan waived or to apply to a securities commission to order withdrawal of the rights plan if Enerplus cannot develop an auction for the Fund.  Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Fund's Unitholders.  See "-- Objectives of the Amended Plan" below.

Under the terms of the Existing Plan, the continued existence of the unitholder rights plan must be approved and reconfirmed by a majority of all of the votes cast in respect of such approval and reconfirmation by the Independent Unitholders (as defined in the Existing Plan) on or before the date of the Fund’s 2008 annual general and special meeting of Unitholders.  An "Independent Unitholder" is generally any Unitholder other than an "Acquiring Person" (as defined in the Existing Plan) and its associates and affiliates.  Under the rules of the Toronto Stock Exchange, the continued existence of the unitholder rights plan must also be approved and reconfirmed by a majority of all of the votes cast in respect of such approval and reconfirmation by all of the Unitholders.  As of the date of this Information Circular, Enerplus is not aware of any Unitholder who would not be considered an Independent Unitholder, and therefore it is anticipated that there will be no difference between the votes cast by all Unitholders and by the Independent Unitholders on the resolution set forth below.

Enerplus has reviewed its Existing Plan for conformity with current practices of Canadian issuers with respect to shareholder and unitholder rights plan design.  Based on its review, Enerplus has determined that, since the Existing Plan was last amended and restated in April 2005, there have been few changes in those practices.  As a result, on February 27, 2008 the Board of Directors resolved to continue the Existing Plan, with certain minor amendments, by approving an amended and restated unitholder rights plan (the "Amended Plan") proposed to be dated May 9, 2008, subject to regulatory approval and the required approval by the Unitholders at the Meeting.  Other than the few exceptions described in Appendix "A" to this Information Circular, the Amended Plan is identical to the Existing Plan in all material respects.  If the extraordinary resolution to remove CIBC Mellon Trust Company as trustee of the Fund and replace CIBC Mellon Trust Company with Computershare Trust Company of Canada ("Computershare"), as described under "Matters to be Considered at the Meeting - Approval of Removal and Replacement of Trustee", is passed at the Meeting, then Computershare will assume all of the rights and obligations of the Rights Agent under the Amended Plan and execute and deliver the Amended Plan as Rights Agent.

A summary of the key features of the Amended Plan is attached as Appendix "A" to this Information Circular.  All capitalized terms used in this section of the Information Circular and Appendix "A" have the meaning set forth in the Amended Plan unless otherwise indicated.  Complete copies of both the Existing Plan and the proposed final form of the Amended Plan are posted on Enerplus' website at www.enerplus.com, and a copy of the Existing Plan is available on the internet on the Fund's SEDAR profile at www.sedar.com and on the EDGAR website at www.sec.gov.  Additionally, copies of both plans are available to any Unitholder on request from the Corporate Secretary of EnerMark.

Unitholder approval and reconfirmation of the Amended Plan is not required by law but is required by the terms of the Existing Plan and applicable stock exchange rules.  If the ordinary resolution set forth below is passed at the Meeting, then Enerplus and the Rights Agent will execute the Amended Plan effective as of the date the resolution is passed.  If the ordinary resolution set forth below is not passed at the Meeting, the Existing Plan will become void and of no further force and effect, the Amended Plan will not be executed and will never become effective and the Existing Plan will terminate immediately following the Meeting.

Text of Resolution

At the Meeting, the Unitholders and the Independent Unitholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the continuation of Enerplus’ unitholder rights plan and its amendment and restatement in the form of the Amended Plan:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF THE FUND THAT:

1.
The unitholder rights plan of Enerplus Resources Fund ("Enerplus") be continued and the Amended and Restated Unitholder Rights Plan Agreement to be made as of May 9, 2008 between Enerplus and CIBC Mellon Trust Company or Computershare Trust Company of Canada, as applicable, as rights agent, which amends and restates the Unitholder Rights Plan Agreement dated March 5, 1999 as amended and restated April 25, 2002 and April 12, 2005 between Enerplus and CIBC Mellon Trust Company, as rights agent, (the "Existing Plan") and continues the rights issued under the Existing Plan, be and is hereby ratified, confirmed and approved.

2.
Any director or officer of EnerMark Inc. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of greater than 50% of the aggregate votes cast by Unitholders and the holder of the Special Voting Right at the Meeting, as well as a majority of greater than 50% of the aggregate votes cast by Independent Unitholders at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

Recommendation of the Board of Directors

The Board of Directors has determined that it continues to be advisable and in the best interests of Enerplus and its Unitholders that Enerplus have in place a unitholder rights plan in the form of the Amended Plan.  Accordingly, the Board of Directors unanimously recommends that the Unitholders vote in favour of the reconfirmation and approval of the Amended Plan.  The directors and executive officers of EnerMark have indicated their intention to vote all Trust Units held by them in favour of the confirmation and approval of the Amended Plan.  The Board of Directors reserves the right to alter any terms of the Amended Plan at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of Enerplus and the Unitholders to do so (provided that such action would not materially adversely affect the interests of the holders of Rights generally), in light of subsequent developments.

Objectives of the Amended Plan

In the case of both the Existing Plan and the Amended Plan, neither plan was adopted or approved in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally.  As of the date of this Information Circular, the Board of Directors was not aware of any third party considering or preparing any proposal to acquire control of the Fund.  The primary objectives of the Amended Plan, as with the Existing Plan, are to ensure that, in the context of a bid for control of Enerplus through an acquisition of the Fund’s Trust Units, the Board of Directors has sufficient time to explore and develop alternatives for maximizing Unitholder value, to provide adequate time for competing bids to emerge, to ensure that Unitholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a securityholder of an issuer that is subject to a bid.

In approving the Amended Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a)
Time.  Current legislation permits a take-over bid to expire in 35 days.  The Board of Directors is of the view that this is not sufficient time to permit Unitholders to consider a take-over bid and to make a reasoned and unhurried decision.  The Amended Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 45 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the Trust Units deposited or tendered and not withdrawn constitute more than 50% of the Trust Units outstanding held by Independent Unitholders (generally, Unitholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Trust Units), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person).  The Amended Plan is intended to provide Unitholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing Unitholder value.  Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a restructuring alternative which could enhance Unitholder value.

(b)
Pressure to Tender.  A Unitholder may feel compelled to tender to a bid which the Unitholder considers to be inadequate out of a concern that failing to tender may result in the Unitholder being left with illiquid or minority discounted securities in Enerplus.  This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Trust Units.  The Amended Plan provides a Unitholder approval mechanism in the Permitted Bid provision which is intended to ensure that a Unitholder can separate the tender decision from the approval or disapproval of a particular take-over bid.  By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Trust Units held by Independent Unitholders have been deposited, a Unitholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a take-over bid.

(c)
Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders.  In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders.  The Amended Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Trust Units, to better ensure that Unitholders receive equal treatment.

General Impact of the Amended Plan

It is not the intention of the Board of Directors, in continuing the Fund's unitholder rights plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of Enerplus in a transaction that is fair and in the best interests of Unitholders.  For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Appendix "A", Unitholders may tender to a bid which meets the Permitted Bid criteria without triggering the Amended Plan, regardless of the acceptability of the bid to the Board of Directors.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for Enerplus' Trust Units in any exercise of its discretion to waive application of the Amended Plan or redeem the Rights.  In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of Enerplus and its Unitholders.

The Amended Plan does not preclude any Unitholder from utilizing the proxy mechanism to promote a change in the management or direction of Enerplus, and has no effect on the rights of holders of outstanding Trust Units of the Fund to requisition a meeting of Unitholders in accordance with the provisions of the Fund's governing documents and securities legislation, or to enter into agreements with respect to voting their Trust Units.  The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional Unitholders and their clients.

The Amended Plan will not interfere with the day-to-day operations of Enerplus.  The issuance of the Rights does not in any way alter the financial condition of Enerplus, impede its business plans or alter its financial statements.  In addition, the Amended Plan is initially not dilutive and is not expected to have any effect on the trading of Trust Units.  However, if a Flip-In Event occurs and the Rights separate from the Trust Units, as described in the summary contained in Appendix "A", reported earnings per unit and reported cash flow per unit on a fully-diluted or non-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the Board of Directors believes that the dominant effect of the Amended Plan will be to enhance Unitholder value and ensure equal treatment of all Unitholders in the context of an acquisition of control.

Canadian Federal Income Tax Consequences

Under the provisions of the Income Tax Act (Canada) the ("Tax Act"), the issue of the Rights can give rise to a taxable benefit which must be included in the income of Unitholders.  However, no amount must be included in the income of Unitholders if the Rights do not have a monetary value at the date of issue.  Enerplus considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, Unitholders will not be required to include any amount in income, or be subject to withholding tax, under the Tax Act as a result of the issuance of the Rights.  The Rights will be considered to have been acquired at no cost.  The holders of Rights may have an income inclusion, or be subject to tax, under the Tax Act if the Rights are exercised or otherwise disposed of.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular Unitholder.  Unitholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

United States Federal Income Tax Consequences

As Enerplus considers that the possibility of the Rights issued under the unitholder rights plan becoming exercisable is both remote and speculative, under a current U.S. Internal Revenue Service ruling the adoption of the Amended Plan will not constitute a distribution of stock or property by Enerplus to its Unitholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any Unitholder.  The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold.  In the event the Rights should become exercisable, Unitholders should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

Eligibility for Investment in Canada

The Rights are qualified investments under the Tax Act for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit savings plans, and will not constitute foreign property of any such plan or any other taxpayer subject to Part XI of the Tax Act, provided that the Trust Units continue to be qualified investments that are not foreign property for such plans.

7.           Approval of Removal and Replacement of Trustee

CIBC Mellon Trust Company is currently the trustee of the Fund.  The Board of Directors has determined that it is in the best interest of the Fund and the Unitholders if CIBC Mellon Trust Company be removed as trustee of the Fund and replaced with Computershare Trust Company of Canada ("Computershare") as the trustee of the Fund, in accordance with the provisions of the Trust Indenture.  Computershare is a leading financial market services and technology provider for the global securities industry which provides services and solutions to listed companies, investors, employees, exchanges and other financial institutions.  If the resolution to remove CIBC Mellon Trust Company as trustee of the Fund and replace it with Computershare is approved by Unitholders at the Meeting, Computershare will also be appointed as registrar and transfer agent for the Trust Units in Canada at its offices in Calgary, Alberta and Toronto, Ontario, and in the United States at its offices in Denver, Colorado.

Text of Resolution

At the Meeting, Unitholders will be asked to consider and, if thought fit, to pass an extraordinary resolution in the form set forth below to approve the removal and replacement of CIBC Mellon Trust Company as trustee of the Fund with Computershare Trust Company of Canada effective on or about May 30, 2008:

BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION OF THE UNITHOLDERS OF THE FUND THAT:

1.
CIBC Mellon Trust Company be removed as trustee of the Fund effective May 30, 2008 (or such other date as may be determined appropriate by EnerMark Inc.) and Computershare Trust Company of Canada be appointed as trustee of the Fund to replace CIBC Mellon Trust Company concurrently therewith, and EnerMark Inc., Enerplus Resources Corporation and Computershare Trust Company of Canada are hereby authorized and directed to execute and deliver an Amended and Restated Trust Indenture giving effect to the foregoing resolutions.

2.
Any director or officer of EnerMark Inc. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above extraordinary resolution must be approved by more than 66⅔% of the aggregate votes cast by Unitholders and the holder of the Special Voting Right at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the above resolution.

EXECUTIVE COMPENSATION

Compensation & Human Resources Committee's Report on Executive Compensation

Composition of the Compensation & Human Resources Committee

The Board of Directors of EnerMark has a Compensation & Human Resources Committee (the "Compensation Committee" or the "Committee") which is responsible for establishing and overseeing the administration of Enerplus' executive compensation program.  The Compensation & Human Resources Committee consists of Glen D. Roane as Chairman, Robert L. Normand and Edwin V. Dodge, each of whom is an independent director of EnerMark.  The Board is currently reviewing the composition of its committees, including the Compensation Committee, with the recent appointments of Robert B. Hodgins, David P. O'Brien and Clayton H. Woitas to the Board and as Mr. Normand will not be standing for re-election to the Board at the Meeting.

Compensation Philosophy

The Committee, among other responsibilities, makes recommendations to the Board of Directors regarding the appropriate levels and structures of executive compensation to meet the following objectives:

•	to establish compensation practices for the Fund's executives that are competitive with industry peers;
•	to provide appropriate incentive rewards to the Fund's executives on a basis consistent with and in the best interests of the Unitholders; and
•	to attract and retain executives in the organization for the benefit of the Unitholders.

The Committee has engaged the services of independent compensation consultants to assist in the design and assessment of the Fund's current executive compensation structure.  The Committee met seven times during 2007 to carry out its duties.  The Committee considered comparative compensation data derived from peer groups of oil and gas trusts and companies and the comparisons were based on data provided by external compensation surveys provided by independent compensation consultants.

The compensation structure of the Fund consists of salary, benefits, short-term incentive programs and long-term incentive programs.  With respect to salaries and benefits, the objective of the Fund's compensation philosophy is that aggregate executive salaries and benefits should be set at competitive levels, relative to individual skill sets, expertise and the Fund's peer group.  Based on the expectation of the Fund achieving top quartile performance of the annual objectives relative to the peer group, the Fund's total executive compensation will be targeted to levels approximating the top quartile of the peer group's total annual compensation.  The committee reviews the completion of operational metrics, strategic objectives and the financial performance of the Fund compared to a peer group currently comprised of oil and gas royalty trusts and companies (the "Peer Group") to determine what performance level has been achieved.  The Fund has adopted a strong commitment to a "pay for performance" philosophy throughout the organization and this approach will be reflected in appropriate differentiation in annual grants of short-term incentives and long-term incentives provided to individual members of the executive team.  Further, the Fund considers carefully the mix between short-term compensation and long-term compensation granted to the executive with particular concern for the retention features of any long-term incentives granted as well as the alignment of the interests of the executives to those of the Unitholders of the Fund.  All components of executive compensation including base salary, benefits, short-term incentives and long-term incentives are reviewed by the Committee annually to ensure that the above-stated objectives of the plan are met.

The Fund's compensation structure includes a short-term incentive plan, or annual bonus plan, which offers performance-based incentives relative to the achievement of certain annual objectives.  The plan is based on the premise of pay for performance, where performance is measured on a comparable basis to other industry peers.  The short-term incentives are paid annually and are based on an evaluation of the Fund's prior year performance.  Comparisons are made to performance targets specific to corporate operational goals as well as to performance metrics relative to the Peer Group.  These metrics include relative return and total return as compared to the Peer Group.  The performance metrics are weighted and considered relative to the Fund's fundamental goal of value creation for its Unitholders.  The Board of Directors has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value for the Fund's Unitholders.

Below is a summary of the performance metrics and the relative weighting of the metrics used to determine the annual short-term incentive:

Performance Metric	Weighting
Total return	one-third
Performance relative to the Peer Group	one-third
Execution of strategic and operational goals and long-term value creation	one-third

In 2007 the Compensation Committee authorized the review of Enerplus' current short-term incentive programs to ensure they continue to align with its compensation philosophy.  The services of an independent compensation consultant were retained to assist with the process.  In 2008, the annual corporate performance assessment determined by the Board of Directors, in consultation with senior management, will review metrics in the following three areas: operational metrics, including targets established at the beginning of each year; execution on corporate strategic objectives; and total return relative to the Peer Group.  The Compensation Committee will determine the relative weighting to be applied to each of the performance factors at the time of its annual review.

The final component of the Fund's compensation program is long-term incentives.  The Committee's objective is to provide grants of long-term incentives to the Fund's executives at levels designed to be competitive with the comparative Peer Group, and to provide top quartile long-term incentive compensation when top quartile corporate and personal results are achieved based on overall assessment by the President & Chief Executive Officer (the "CEO") and the Board.   The Committee, with input from management and independent consultants, implemented changes to the Fund's long-term incentive programs during 2007 to continue to meet this objective.  The new design utilizes a combination of two plans; the existing Trust Unit Rights Incentive Plan (the "Incentive Plan") and a new Executive Performance Trust Unit Plan (the "Executive PTU Plan") to deliver long-term incentive value and which replaces the existing Executive Full Value Unit Plan (the "FVUP") which is described under "-- Long-Term Incentive Plans - Executive Full Value Unit Plan" below.  In determining the magnitude of awards made under these plans, target ranges as a percentage of salary are taken into account.

The Fund's long-term incentive plan consists of performance based notional unit grants through the Executive PTU Plan and rights to acquire Trust Units granted under the Incentive Plan.  In certain circumstances, grants of notional restricted Trust Units ("Restricted Trust Units") are made pursuant to an Executive Restricted Trust Unit Plan (the "Executive RTU Plan"), and from time to time grants may be made under ancillary long-term incentive arrangements.  The Incentive Plan, Executive PTU Plan and Executive RTU Plan are each described in detail in the "Executive Compensation" section of this Information Circular, which section also discloses historical grants of all long-term incentives to Named Executive Officers of Enerplus (as defined under "-- Background and Summary Compensation Table" below).

The Executive PTU Plan provides for annual grants of notional units ("PTU Units") for executives and all employees of the Fund.  The Executive PTU Plan rewards are based on the Fund's performance over a particular three year performance period relative to a group of industry peers. This plan assists the Fund in aligning executive long-term compensation with the Fund's overall long-term performance and in retaining the executive.  As an inducement for executives to increase their exposure to the Fund's Trust Units, thereby creating further alignment to Unitholders, the executive may choose to receive all or a portion of their Executive PTU Plan payment in the form of Trust Units. An election by the executive to be paid in Trust Units will entitle the executive to receive an additional 0.25 times the number of Trust Units from the Fund, all of which must be held for a minimum period of one year or until termination of employment.  For additional details, see "-- Long-Term Incentive Plans - Executive Performance Trust Unit Plan" below.

The Incentive Plan provides for annual grants of rights to purchase Trust Units for executives and all eligible employees of the Fund.  These rights vest no earlier than one year following the grant date and over a period of three years, expiring at the end of the third year following the year in which the rights vest.  The Incentive Plan is described in more detail under "-- Trust Unit Rights Incentive Plan" below, where a description of the plan and the grants, exercise price and expiration dates of rights granted to Named Executive Officers are disclosed.

Restricted Trust Units have been awarded to individuals as an incentive for the purpose of retaining key skill sets to ensure the continued high performance of the Fund.  In 2007, Restricted Trust Units were awarded to certain executive officers of Enerplus, including four Named Executive Officers, that formed part of such executives' 2006 bonuses.  The Restricted Trust Units granted to the Named Executive Officers will vest and be paid on December 31, 2009 provided that, subject to certain exceptions, the recipient continues to be an employee of Enerplus at that time, and the Restricted Trust Units granted to other executives vested and were paid on March 1, 2008.  On April 1, 2007 based on the recommendation of the CEO, the Board of Directors approved a transitional award of Restricted Trust Units to the CEO's executive team, recognizing the change in the compensation design and transition to the new Executive PTU Plan.  These Restricted Trust Units will vest and be paid on September 15, 2008.  For additional details on these awards, see "-- Executive Restricted Trust Unit Plan" below.

The Fund has in place a guideline for minimum ownership levels of Trust Units for the executive team.  Within five years from the date of hire, each executive will be required to hold Trust Units at a minimum level of 100% of salary for Vice Presidents, 200% of salary for Senior Vice Presidents and 300% of salary for the CEO.

The Compensation Committee engages Mercer (Canada) Ltd. ("Mercer") to provide specific support to it in determining compensation for the Fund's employees and executives.  This support to the Committee has consisted of:  (i) the provision of general market observations with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at numerous Committee meetings in 2007.  The decisions made by the Compensation Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.  During 2007, Mercer's fees as a Committee advisor totalled approximately $97,700.  In addition, Mercer provided consulting services to management with respect to alternative employee and executive compensation programs and provided guidance with respect to current market pay practices.  Mercer was paid approximately $12,300 for these services.  The Committee is aware of and consents to the engagement of its advisor by management for the purposes of providing general assistance on various matters as they may arise.  The Committee reviews the advisor's fees on an annual basis to ensure that the fees earned by the advisor as a consultant to management are not disproportionate to those earned in its capacity as advisor to the Committee.

Actions and Recommendations of the Compensation Committee in 2007

Salary

As a result of the 2007 compensation review, the Committee recommended, and in April 2007 the Board approved, increases to the base salaries of the executive team other than the CEO, which on average resulted in a 7.6% increase in the salary levels that had been in effect since July 1, 2006.  The base salary of the CEO was determined to be competitive relative to market comparables.  All salary increases were made effective April 1, 2007.

Benefits

While Enerplus' core benefit programs continue to be competitive, a minor change to the overall life insurance maximum will be implemented in 2008.  The Compensation Committee is proposing modifications to the perquisites provided to four Named Executive Officers.  The changes proposed will include the addition of financial counselling services.

Short-Term Incentives (Annual Bonus Plan)

For 2007 the Fund ranked in the top 50% relative to the Peer Group on a three year average total return (being the relative return performance factor) as calculated under the FVUP.  Relative performance for 2007 was seventh in the Peer Group and fourth for the three-year period.  Performance in the operational metrics met or fell below targets in some areas. Other considerations for corporate performance were the well executed strategic initiatives including execution on mergers and acquisitions activity as well as process improvements implemented during 2007 to create long-term value for the Fund.

For 2007, the Board determined that the overall performance of the Fund was below 2006 performance, and the final performance rating approved reflected this.  Based upon the performance rating approved by the Board, the Compensation Committee recommended, and the Board approved, bonus payments, paid in cash, to its entire executive team for 2007 totalling $2,311,000, which included 13 full year bonuses, compared to $2,900,000 for 2006, which included 9 full year bonuses and 2 prorated bonuses.  The individual bonus awards made to the Named Executive Officers and their relationship to bonus awards granted in the two preceding years are outlined in the Summary Compensation Table located under the heading "-- Background and Summary Compensation Table" below. The Compensation Committee allocated bonus awards in the form of cash.  In the view of the Compensation Committee and the Board, the bonus awards made to the executives combined with their salaries result in levels of cash compensation that are competitive with respect to levels paid in the compensation comparator peer group and are consistent with the Fund's overall executive compensation philosophy.

Long-Term Incentives

In 2006, the Compensation Committee, with input from management and from independent compensation consultants, established long-term incentive targets as a percentage of salary for each executive ranging from 260% of salary for the CEO to 150% of salary for the Vice Presidents.  During 2007 these changes were implemented and executives received long-term incentive awards based on a dollar value defined as a percent of salary.  Each executive was assigned a competitive target level expressed as a percent of salary, which then determines a dollar value award.  The long-term incentive targets considered factors such as performance and competitive awards that will continue to retain and attract resources.  The award is then allocated between the Executive PTU Plan and the Incentive Plan.

The Compensation Committee recommended, and the Board approved, levels of PTU Units granted to the executive team for 2007 totalling $3,084,876.  There were no PTU Units granted in 2006 as this plan was implemented in 2007, however, the 2006 FVUP awards totalled $2,682,830.  The number of Incentive Plan grants made to the executive team in 2007 were the result of new target levels developed in 2006.  The individual Incentive Plan grants and PTU Units awarded to each Named Executive Officer and their relationship to awards granted in the two preceding years are outlined in the Summary Compensation Table located under the headings "-- Background and Summary Compensation Table", "-- Trust Unit Rights Incentive Plan" and "-- Long-Term Incentive Plans - Executive Performance Trust Unit Plan" below.  In the view of the Compensation Committee and the Board, the long-term incentive awards made to the executives were appropriate relative to comparable awards paid in the compensation comparator peer group and are consistent with the Fund's overall executive compensation philosophy.

The Board of Directors conducts an annual performance review of the CEO including an assessment and consideration of leadership qualities, execution and results relative to the strategic plan agreed to with the Board of Directors. Based on a combination of the CEO assessment and given the strength of performance and the efforts of the executive, the Board awarded an annual short-term incentive award totalling $450,000 to the CEO, representing 90% of his base salary.  Base salary remained at $500,000 in 2007, based on an independent assessment of salary for CEOs in the compensation comparative peer group oil and gas companies.  Commencing in 2007 the CEO has the option on an annual basis to utilize the services of a financial advisor at the expense of the Fund.  Amounts paid for this service in 2007 are contained in all the column entitled "Other Annual Compensation" in the Summary Compensation Table below.  Grants to the CEO under the Incentive Plan and the Executive PTU Plan in 2007 were appropriate relative to comparable awards paid in the CEO's peer group and are consistent with the value to the Fund contributed by the CEO in 2007.  Further, each of these awards of long-term incentives have significant retention value to the Fund and align the interests of the CEO to those of the Unitholders of the Fund.

Summary

In summary, a principal objective of the Compensation Committee is to administer an executive compensation plan that provides a competitive base salary together with short and long-term performance based incentives that align with the performance of the Fund and that incent executives to act in the best interests of Unitholders.  It is the view of the Committee and of the Board that the compensation granted to the Fund's executive team in 2007 was consistent with the desired objectives.  The industry in which the Fund operates has highly competitive compensation practices and it is a significant challenge to attract and retain qualified senior executives.  One of the competitive advantages of the Fund is that it possesses a highly skilled and effective senior management team, which has historically experienced very little unplanned turnover.

Submitted on behalf of the Compensation & Human Resources Committee:

"Glen D. Roane" (Chairman)
"Edwin V. Dodge"
"Robert L. Normand"

Background and Summary Compensation Table

Outlined below is a description of the compensation earned in the last three fiscal years by the President & Chief Executive Officer and the Senior Vice President & Chief Financial Officer of EnerMark, together with the three other senior executive officers of EnerMark who received the highest annual salary and bonus from Enerplus in 2007 (collectively, the "Named Executive Officers").

Summary Compensation Table

Long-Term Compensation
	Annual Compensation				Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Trust Units under Rights Granted(3) (# / $)	Trust Units Subject to Resale Restrictions(4) ($)	LTIP Awards(5) ($)	LTIP Payouts(6) ($)	All Other(7) Compensation ($)	Total(8) Compensation ($)
Gordon J. Kerr President & Chief Executive Officer	2007 2006 2005	500,000 500,000 450,000	450,000 500,000 500,000	122,133 30,503 30,100	59,702/348,564 60,000/393,423 40,000/225,794	Nil 250,000 650,000	600,000 650,000 875,000	655,904 1,205,151 1,095,851	124,244 117,374 42,570	2,144,941 2,441,300 2,773,464
Robert J. Waters Senior Vice President & Chief Financial Officer	2007 2006 2005	311,750 283,000 265,980	300,000 300,000 335,000	79,599 25,937 25,994	37,513/219,016 30,000/196,712 30,000/169,345	160,000 100,000 325,000	377,000 345,000 345,000	400,558 724,909 659,146	72,662 63,985 25,385	1,520,027 1,314,634 1,491,704
Garry A. Tanner Executive Vice President & Chief Operating Officer	2007 2006 2005	397,590 346,000 313,938	325,000 375,000 500,000	92,000 25,746 24,715	47,344/276,413 37,500/245,889 30,000/169,345	200,000 125,000 425,000	475,800 407,500 489,000	400,558 724,909 659,146	96,211 80,060 281,942	1,863,014 1,605,195 2,203,940
Ian C. Dundas Senior Vice President, Business Development	2007 2006 2005	311,750 275,000 245,000	350,000 300,000 400,000	77,366 23,632 24,453	37,513/219,016 30,000/196,712 30,000/169,345	160,000 100,000 350,000	377,000 345,000 325,000	400,558 724,909 659,146	76,787 64,819 23,707	1,571,919 1,305,163 1,537,505
David A. McCoy Vice President, General Counsel & Corporate Secretary	2007 2006 2005	248,750 220,000 204,625	123,000 142,000 152,000	23,494 22,535 21,720	17,165/100,216 15,000/98,356 15,000/84,673	85,000 Nil Nil	172,500 157,500 126,000	229,598 415,515 377,838	37,120 26,400 24,555	790,080 666,791 613,573

Notes:
(1)
This column reflects only the cash component of the bonus award.  In each of 2006 and 2005, a portion of the bonus to certain Named Executive Officers was paid in the form of Restricted Trust Unit awards (see "-- Executive Restricted Trust Unit Plan" below) which is reflected in the column entitled "Trust Units Subject to Resale Restrictions".

(2)
The amounts in this column relate to car allowances, parking payments, health and wellness benefits paid under a Flexible Spending Account, club membership dues, financial counselling services for the President & Chief Executive Officer and the distribution equivalent payments made on the Restricted Trust Units that vested and were paid in 2007.

(3)
The dollar values disclosed have been calculated as of the date of grant using a modified binomial lattice option pricing model that considers both the original and downward-adjusted exercise prices applicable to Incentive Rights in each applicable year, as defined and described below under "-- Trust Units Rights Incentive Plan".  The actual value realized upon the future exercise of such Incentive Rights may be greater or less than the amounts indicated.

(4)
The compensation in this column includes grants of Restricted Trust Units made in 2007, 2006 and 2005, including a portion of the bonus earned by certain Named Executive Officers in each of 2006 and 2005 that was paid in the form of Restricted Trust Units.  The dollar values are based on the closing price of the Trust Units on the TSX on the date on which the applicable Restricted Trust Units were granted.  For additional information on the date of vesting, the value (as of December 31, 2007) and the treatment of the notional monthly distributions paid on all outstanding Restricted Trust Units, see "-- Executive Restricted Trust Unit Plan" below.

(5)
The compensation in this column for 2007 represents the face value of the targeted dollar amount of the award made in 2007 to the Named Executive Officer pursuant to Enerplus' Executive Performance Trust Unit Plan.  See "-- Long-Term Incentive Plans - Executive Performance Trust Unit Plan" below.  The compensation in this column for 2006 and 2005 represents the face value of the targeted dollar amount of the awards made in 2006 and 2005 to the Named Executive Officer in the applicable year pursuant to Enerplus' Executive Full Value Unit Plan.  See "-- Long-Term Incentive Plans - Executive Full Value Unit Plan" below.

(6)
The amounts for 2007, 2006 and 2005 represent payouts of grants made to certain of the Named Executive Officers in 2005, 2004 and 2003, respectively, pursuant to Enerplus' Executive Full Value Unit Plan.  All such payments were made in the form of Trust Units purchased by Enerplus on the TSX during December of the applicable year, and the dollar amounts equal the actual cost incurred by Enerplus in purchasing such Trust Units on the TSX.  See "-- Long-Term Incentive Plans - Executive Full Value Unit Plan" below.

(7)
The amounts in this column include compensation paid to each of the Named Executive Officers pursuant to EnerMark's employee Trust Unit purchase plan and the amount of notional monthly distributions accumulated (but not paid) in the applicable year on the outstanding Restricted Trust Units held by the Named Executive Officers.  With respect to Garry A. Tanner, the amount for 2005 includes $251,900 of additional performance-based incentive payments received in 2005.

(8)
The amounts in the "Total Compensation" column reflect the cumulative dollar amounts contained in all other columns in the Summary Compensation Table for each Named Executive Officer in the applicable year, except that the amount in the "LTIP Payments" column, which includes payouts of LTIP awards granted in prior years, has not been included to avoid double-counting with the amount in the "LTIP Awards" column.

Trust Unit Rights Incentive Plan

On June 21, 2001, following receipt of Unitholder approval, the Fund adopted the Incentive Plan pursuant to which Incentive Rights to acquire Trust Units may be granted to the directors, officers, employees and service providers of Enerplus.  The Incentive Plan was amended in both 2003 and 2005 with the approval of the Fund's Unitholders.  The Incentive Plan was also amended by the Board of Directors without Unitholder approval effective February 1, 2006, in accordance with the amendment provisions contained in the Incentive Plan, to ensure that Enerplus' U.S. employees would not suffer unfavourable tax treatment under amended United States income tax laws as a result of being granted Incentive Rights under the Incentive Plan.  At the Meeting, Unitholders will be asked to approve an ordinary resolution to approve the unallocated Incentive Rights under the Incentive Plan, as well as a separate ordinary resolution to approve certain amendments to the Incentive Plan.  The description of the Incentive Plan set forth below does not include any of the proposed amendments.  See "Matters to be Acted Upon at the Meeting - Approval of Unallocated Rights Under the Fund's Trust Unit Rights Incentive Plan" and "Matters to be Acted Upon at the Meeting - Approval of Amendments to the Fund's Trust Unit Rights Incentive Plan".

The purpose of the Incentive Plan is to provide effective long-term incentives to the recipients of Incentive Rights and reward them on the basis of the long-term trading price and distributions paid on the Trust Units, which reflect the total return to the Fund's Unitholders.  The Incentive Plan is currently the only securities based compensation arrangement pursuant to which securities may be issued from treasury of the Fund that has been adopted by Enerplus.  The material terms of the existing Incentive Plan are described below.

The Incentive Plan permits the Board of Directors to issue Incentive Rights to any director, officer, employee or service provider of Enerplus as the Board of Directors may determine, provided that, in the case of a service provider, such service provider has been engaged by Enerplus to provide services for an initial, renewable or extended period of twelve months or more and provides such services on an ongoing basis throughout the term of the Incentive Right.  As described under "Matters to be Acted Upon at the Meeting - Approval of Amendments to the Fund's Trust Unit Rights Incentive Plan", Enerplus is proposing an amendment to the Incentive Plan to remove directors (who are not otherwise an officer or employee of Enerplus) as eligible participants in the Incentive Plan.  The Incentive Plan provides that, at all times, 5% of the issued and outstanding Trust Units (on a non-diluted basis) will be reserved and available for issuance upon the exercise of Incentive Rights.  This 5% maximum is a "reloading" provision whereby a number of Trust Units equivalent to the number of Incentive Rights that have been exercised, terminated, cancelled or expired are immediately re-reserved for issuance under the Incentive Plan and available for future issuances.  As of March 7, 2008, there were 3,246,371 Incentive Rights outstanding, representing 2.0% of the 160,117,661 issued and outstanding Trust Units on that date, leaving 4,759,512 Trust Units (representing 3.0% of the issued and outstanding Trust Units on that date) reserved and available for issuance upon the exercise of Incentive Rights that may be granted in the future.

The maximum number of Incentive Rights (and corresponding Trust Units reserved for issuance upon exercise of such Incentive Rights) that any one person and that insiders of the Fund as a whole may receive under Incentive Plan, together with any other securities based compensation arrangement, is 5% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Incentive Right.  In addition, the maximum number of Trust Units which may be issued to insiders of the Fund as a whole, or to any one insider and his or her associates, under the Incentive Plan within a one year period is 5% of the Trust Units outstanding at the time of the issuance (on a non-diluted basis), excluding Trust Units issued under the Incentive Plan or any other security based compensation arrangement over the preceding one year period.  The maximum number of Incentive Rights (and corresponding Trust Units reserved for issuance upon the exercise of such Incentive Rights) that may be reserved for issuance to "outside" or non-management directors of Enerplus under the Incentive Plan, together with any other securities based compensation arrangement, is 0.25% of the issued and outstanding Trust Units (on a non-diluted basis) at the time of the grant.  No Incentive Rights have been granted to the independent, non-management directors of EnerMark since June 6, 2003.

The original exercise price of the Incentive Rights at the time of grant must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Incentive Right by the Board of Directors.  However, for Incentive Rights granted prior to April 23, 2003, the original exercise price either will automatically be adjusted downwards (in the case of holders of Incentive Rights who are not directors or officers of Enerplus) or adjusted downwards at the election of the holder (in the case of a holder who is a director or officer of Enerplus).  For Incentive Rights granted after April 23, 2003, the original exercise price will be adjusted downward at the election of the holder.  As a result of certain U.S. tax rules, the exercise price of Incentive Rights held by U.S. holders may not be adjusted downward.  The downward adjustment may occur once the Fund's distributions to Unitholders exceed 10% of the net property, plant and equipment account on Enerplus' balance sheet, on a per unit basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per unit basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights either may or will (as stated above) be reduced by a corresponding per unit amount.  In certain circumstances, it is more advantageous to use the original exercise price rather than the downward-adjusted exercise price as using the downward-adjusted price may increase the tax rate applicable to the exercise of the Incentive Right.

Under the Incentive Plan, the Board of Directors has the power to determine the time at which an Incentive Right will expire and the time or times when Incentive Rights will vest and become exercisable.  The Incentive Plan states that the period during which an Incentive Right is exercisable will generally expire at the end of the third calendar year following the year in which the Incentive Right has vested.  Although not prescribed in the Incentive Plan, the Board of Directors has historically provided for gradual vesting periods for each grant of Incentive Rights, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant.  However, the Incentive Plan states that Incentive Rights issued to directors are not exercisable prior to one year after the date of grant.

An Incentive Right is personal to the grantee and is non-transferable and non-assignable.  The Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Trust Units.  If the employment or appointment of an Incentive Rights holder with Enerplus is terminated by either party for any reason other than termination for cause or, generally, the voluntary resignation of the holder (in which cases the Incentive Rights expire immediately upon the holder ceasing to provide active services to Enerplus), the Incentive Rights held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to Enerplus.

The Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Fund.  If the Fund is merged into or amalgamated with any other entity, or the Fund sells all or substantially all of its assets, and as a result of such transactions the Unitholders would receive securities of another issuer in substitution for the Trust Units, the Incentive Rights would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the holder had exercised the Incentive Rights to purchase Trust Units immediately prior to the transaction.  Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the Securities Act (Alberta) is made for the Trust Units, holders of Incentive Rights have the right to immediately exercise all unexercised Incentive Rights held by such holder, whether vested or not at such time, in order to tender such Trust Units to the take-over bid.  If such Trust Units are not tendered to or taken up under the bid, any Trust Units so acquired by the holder of the exercised Incentive Rights are deemed to be cancelled and returned to the Fund and the Incentive Rights and the consideration paid by the holder to exercise such Incentive Rights will be returned to the holder.

The Incentive Plan states that the Board of Directors may suspend or discontinue the Incentive Plan at any time and may not amend the Incentive Plan or an Incentive Right granted under the Incentive Plan without Unitholder approval except in respect of the following matters: (a) to correct a clerical or typographical error; (b) the vesting of Incentive Rights granted under the Plan; (c) the termination provisions of an Incentive Right granted pursuant to the Plan which does not entail an extension beyond the original expiry date of such Incentive Right; (d) to avoid inconsistency with, or to amend provisions that would subject a holder of Incentive Rights to unfavourable tax treatment under, the Income Tax Act (Canada) or other applicable tax laws; and (e) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Trust Units from the number reserved for issuance under the Incentive Plan.

The Incentive Plan (and any proposed future amendments to the Incentive Plan) is subject to such future approvals of the Unitholders and applicable stock exchanges as may be required by the terms of the Incentive Plan or applicable stock exchanges from time to time.  As a result of implementing a "reloading" 5% maximum number of Trust Units reserved for issuance under the Incentive Plan, the TSX requires that the approval of all unallocated Incentive Rights under the Incentive Plan to be sought by Enerplus every three years from a majority of Enerplus' directors and the Unitholders.  Any amendment to the Incentive Plan is subject to the prior approval of the TSX and the NYSE, and no amendment to, or suspension or discontinuance of, the Incentive Plan may be made to the Incentive Plan or an Incentive Right granted under the Incentive Plan that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder.

As of December 31, 2007 there were a total of 3,403,524 Incentive Rights outstanding at exercise prices ranging from $24.45 to $56.93 with a weighted average exercise price of $50.32 ($47.59 after giving effect to the downward adjustments to the exercise prices) and expiration dates ranging from December 31, 2008 to December 31, 2013.  As of December 31, 2007, a total of 1,634,845 of these outstanding Incentive Rights were exercisable, with a weighted average exercise price of $48.75 ($44.84 after giving effect to the downward adjustments to the exercise prices).  For additional information regarding the Incentive Plan and outstanding Incentive Rights as at December 31, 2007, see Note 10(b) to the Fund's audited consolidated financial statements for the year ended December 31, 2007.

A summary of the Incentive Rights granted to the Named Executive Officers pursuant to the Incentive Plan during the most recently completed financial year is contained in the following table.

Trust Unit Incentive Rights Granted During the Most Recently Completed Financial Year

Name	Trust Units Under Incentive Rights Granted (#)	% of Total Incentive Rights Granted to Employees in Financial Year	Exercise Price ($ / Trust Unit)(1)	Market Value of Trust Units Underlying Incentive Rights on the Date of Grant ($/Trust Unit)	Expiration Dates(2)
Gordon J. Kerr	59,702	7.87%	50.25	50.25	December 31, 2011 to December 31, 2013
Robert J. Waters	37,513	4.95%	50.25	50.25	December 31, 2011 to December 31, 2013
Garry A. Tanner	47,344	6.24%	50.25	50.25	December 31, 2011 to December 31, 2013
Ian C. Dundas	37,513	4.95%	50.25	50.25	December 31, 2011 to December 31, 2013
David A. McCoy	17,165	2.26%	50.25	50.25	December 31, 2011 to December 31, 2013

Notes:
(1)
Represents the original exercise price of the Incentive Rights prior to any reduction in accordance with the Incentive Plan.  As of December 31, 2007, the exercise price for such Incentive Rights was reduced to $49.74 in accordance with the Incentive Plan.

(2)
Approximately one-third of the Incentive Rights are scheduled to vest on June 15, 2008 and expire on December 31, 2011, one-third of the Incentive Rights are scheduled to vest on June 15, 2009 and expire on December 31, 2012, and one-third of the Incentive Rights are scheduled to vest on June 15, 2009 and expire on December 31, 2013.

The following table sets out for the Named Executive Officers: (i) the value of all Incentive Rights exercised during the financial year ended December 31, 2007, calculated as the difference between the price at which the Trust Units issued upon exercise of the Incentive Rights were sold by the Named Executive Officer and the exercise price of the Incentive Rights at the time of exercise; and (ii) the number and value of unexercised Incentive Rights as at December 31, 2007, calculated as the difference between the $39.87 closing price of the Trust Units on the TSX on December 31, 2007 and the exercise price of the Incentive Rights at December 31, 2007 (assuming the holder of the Incentive Rights has elected to utilize the downward-adjusted exercise price).

Aggregated Trust Unit Incentive Rights Exercised
During the Most Recently Completed Financial Year
and Financial Year-End Value of Unexercised Incentive Rights

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Incentive Rights at Year-End (Exercisable / Unexercisable) (#)	Value of Unexercised in-the-Money Incentive Rights at Year-End (Exercisable / Unexercisable) ($)
Gordon J. Kerr	Nil	Nil	95,400 / 112,502	258,082 / Nil
Robert J. Waters	Nil	Nil	67,000 / 67,213	195,800 / Nil
Garry A. Tanner	Nil	Nil	64,750 / 81,994	210,782 / Nil
Ian C. Dundas	Nil	Nil	66,700 / 67,213	202,302 / Nil
David A. McCoy	Nil	Nil	30,000 / 32,015	83,655 / Nil

Executive Restricted Trust Unit Plan

Effective October 13, 2005, Enerplus implemented an Executive Restricted Trust Unit Plan (the "Executive RTU Plan") pursuant to which notional restricted Trust Units ("Restricted Trust Units") may be granted to the executive officers of Enerplus, at the discretion of the Board, to further align the compensation of Enerplus' executive officers with the interests of the Fund's Unitholders.  Under the Executive RTU Plan, the Board may grant Restricted Trust Units to the executive officers of Enerplus as the Board may determine.  Each Restricted Trust Unit represents a right to potentially receive a payment under the plan on the payment date designated by the Board.  On a particular payment date, the executive will receive that number of Trust Units of the Fund equal to the number of notional Restricted Trust Units that vest on such date, together with a number of additional Trust Units that would have been purchased with the cash distributions paid by the Fund on the notional Restricted Trust Units if they were outstanding as Trust Units from the date of grant.  Any Trust Units payable pursuant to the terms of the plan are purchased by Enerplus on the TSX for payment to the executive and are not issued from treasury.  Notwithstanding the foregoing, the Board may determine to pay vested Restricted Trust Unit awards in cash rather than Trust Units, with the amount of such cash payment equal to the number of Trust Units that would otherwise have been paid multiplied by the weighted average trading price of the Fund's Trust Units on the TSX for the ten trading days ending on the fifth business day prior to the payment date.

The Executive RTU Plan provides for the acceleration of payments to an executive in certain circumstances, including if he or she is terminated without just cause or if the executive terminates his or her employment with Enerplus following a change of control of the Fund (as defined in the Executive RTU Plan) and the occurrence of certain events (as described under "-- Executive Employment Agreements" below).  Upon such acceleration, an executive is entitled to full payment of all outstanding Restricted Trust Units, plus an additional number of Trust Units that would have been purchased with the cash distributions paid by the Fund on the notional Restricted Trust Units if they were outstanding as Trust Units from the date of grant to the date of termination of employment.  Additionally, if a "combination transaction" (generally meaning a transaction such as a take-over bid, merger, arrangement, reorganization or similar business combination, which if completed, would result in the exchange of the Fund's Trust Units for cash and/or for securities of another issuer) occurs, the Executive RTU Plan will be terminated and the executive will be entitled to the same compensation as would be paid to that executive following a change of control and termination of the executive's employment as described above.  These provisions will not apply to an internal reorganization of the Fund, including the conversion of the Fund from a trust structure to a corporate or other form of structure.

On October 13, 2005, the Board approved a grant of notional Restricted Trust Units to four of the Named Executive Officers, being Messrs. Kerr, Waters, Tanner and Dundas.  The dollar value of these awards (being $400,000 for Mr. Kerr, $250,000 for each of Mr. Waters and Mr. Dundas and $300,000 for Mr. Tanner) is included (together with the value of the awards made on February 23, 2006, as described below) as 2005 compensation in the column entitled "Trust Units Subject to Resale Restrictions" in the Summary Compensation Table above.  Based on a closing price per Trust Unit of $51.14 on the TSX on October 13, 2005, the awards resulted in 7,822 Restricted Trust Units being granted to Mr. Kerr, 4,889 Restricted Trust Units being granted to Mr. Waters and Mr. Dundas, and 5,866 Restricted Trust Units being granted to Mr. Tanner.  These Restricted Trust Units vested on December 31, 2007 and were paid on that date, together with the additional Trust Units that would have been purchased with monthly cash distributions on those units from the date of grant, through the delivery to the applicable Named Executive Officer of Trust Units purchased by Enerplus on the TSX.  Accordingly, these Restricted Trust Units do not appear in the table below.

On February 23, 2006, the Board determined that a portion of the 2005 bonus to be paid to four of the Named Executive Officers, being Messrs. Kerr, Waters, Tanner and Dundas, would be paid in the form of notional Restricted Trust Units as follows: Mr. Kerr $250,000; Mr. Waters $75,000; Mr. Tanner $125,000; and Mr. Dundas $100,000.  Because they relate to 2005 bonuses, the dollar value of these awards is included (together with the value of the awards made on October 13, 2005, as described above) as 2005 compensation in the column entitled "Trust Units Subject to Resale Restrictions" in the Summary Compensation Table above.  Based on a TSX closing price per Trust Unit of $58.50 on February 23, 2006, the awards resulted in 4,274 Restricted Trust Units being granted to Mr. Kerr, 1,282 Restricted Trust Units being granted to Mr. Waters, 2,137 Restricted Trust Units being granted to Mr. Tanner, and 1,709 Restricted Trust Units being granted to Mr. Dundas.  These notional Restricted Trust Units vest and will be paid on December 31, 2008.

On February 21, 2007, the Board determined that a portion of the 2006 bonus to be paid to four of the Named Executive Officers, being Messrs. Kerr, Waters, Tanner and Dundas, would be paid in the form of notional Restricted Trust Units as follows: Mr. Kerr $250,000; Mr. Waters $100,000; Mr. Tanner $125,000; and Mr. Dundas $100,000.  Because they relate to 2006 bonuses, the dollar value of these awards is included as 2006 compensation in the column entitled "Trust Units Subject to Resale Restrictions" in the Summary Compensation Table above.  Based on a TSX closing price per Trust Unit of $50.32 on February 21, 2007, the awards resulted in 4,969 Restricted Trust Units being granted to Mr. Kerr, 1,988 Restricted Trust Units being granted to Mr. Waters, 2,485 Restricted Trust Units being granted to Mr. Tanner, and 1,988 Restricted Trust Units being granted to Mr. Dundas.  These notional Restricted Trust Units vest and will be paid on December 31, 2009.

On April 2, 2007, the Board granted notional Restricted Trust Units to the executive officers of Enerplus, excluding the President & Chief Executive Officer, based on the closing price per Trust Unit on the TSX on that day of $49.11.  These Restricted Trust Units vest and will be paid on September 15, 2008, and the dollar value of the Restricted Trust Units awarded to four Named Executive Officers on such date is included as 2007 compensation in the column entitled "Trust Units Subject to Resale Restrictions" in the Summary Compensation Table above.

The following table sets out for the Named Executive Officers the number and estimated value of all unvested and unpaid Restricted Trust Units granted to the Named Executive Officers as of December 31, 2007, including the Restricted Trust Units granted to the Named Executive Officers in 2007:

Executive Restricted Trust Unit Plan -
Awards in Most Recently Completed Financial Year and
Outstanding Restricted Trust Units at Financial Year-End

Name	Date of Grant	Date of Vesting/Payment	Number of Outstanding Restricted Trust Units (#)	Value of Restricted Trust Units at Date of Grant(1) ($)	Value of Restricted Trust Units at December 31, 2007(2) ($)	Aggregate Value of Notional Distributions as at December 31, 2007(3) ($)
Gordon J. Kerr	February 21, 2007 February 23, 2006	December 31, 2009 December 31, 2008	4,969 4,274	250,000 250,000	198,114 170,404	22,957 41,287
Robert J. Waters	April 2, 2007 February 21, 2007 February 23, 2006	September 15, 2008 December 31, 2009 December 31, 2008	3,258 1,988 1,282	160,000 100,000 75,000	129,896 79,262 51,113	13,684 9,185 12,384
Garry A. Tanner	April 2, 2007 February 21, 2007 February 23, 2006	September 15, 2008 December 31, 2009 December 31, 2008	4,073 2,485 2,137	200,000 125,000 125,000	162,391 99,077 85,202	17,107 11,481 20,643
Ian C. Dundas	April 2, 2007 February 21, 2007 February 23, 2006	September 15, 2008 December 31, 2009 December 31, 2008	3,258 1,988 1,709	160,000 100,000 100,000	129,896 79,262 68,138	13,684 9,185 16,509
David A. McCoy	April 2, 2007	September 15, 2008	1,731	85,000	69,015	7,720

Notes:
(1)
Based on the closing price per Trust Unit on the TSX of $49.11 on April 2, 2007, $50.32 on February 21, 2007 and $58.50 on February 23, 2006 for grants made on those respective dates.  The aggregate value, as of the date of grant, of the Restricted Trust Units granted on February 23, 2006 is included (together with a previous grant that has vested and was paid on December 31, 2007) for the 2005 fiscal year in the column entitled "Trust Units Subject to Resale Restrictions" in the Summary Compensation Table above.  The aggregate value, as of the date of grant, of the Restricted Trust Units granted on February 21, 2007 and April 2, 2007 is included for the 2006 and 2007 fiscal years, respectively, in the column entitled "Trust Units Subject to Resale Restrictions" in the Summary Compensation Table above.

(2)	Based on the closing price per Trust Unit of $39.87 on the TSX on December 31, 2007.
(3)
The amount of notional monthly cash distributions on such Restricted Trust Units earned (but not paid) in a particular fiscal year is included in the "All Other Compensation" column for the applicable year in the Summary Compensation Table above.

Long-Term Incentive Plans

Executive Performance Trust Unit Plan

Effective March 1, 2007, Enerplus implemented an Executive Performance Trust Unit Plan (the "Executive PTU Plan"), pursuant to which notional performance units ("PTU Units") may be granted to the executive officers of Enerplus, at the discretion of the Board.  This plan is intended to promote a greater alignment of interest between the executive officers of Enerplus with those of the Unitholders by rewarding participants on the basis of the Fund's performance over a particular "performance period", generally being a three calendar year period.  The amounts ultimately paid out with respect to a grant of PTU Units made pursuant to the Executive PTU Plan will depend on "total return" on the Fund's Trust Units over the performance period as compared to a designated "performance group" of industry peers, as described in further detail below.  Once a three year performance period has been completed, the payment to be made pursuant to the applicable grant of PTU Units grant vests and payment, calculated as described below, is made to the executive within 15 days of the completion of such performance period.

The "total return" of the Fund's Trust Units over the performance period is calculated by dividing (i) the total of the cash distributions or similar payments received during the performance period plus the total Trust Unit price appreciation (or depreciation) during the period by (ii) the Trust Unit price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  This total return is then measured against a "performance group" of industry peers specified by the Board at the beginning of each performance period which, where practical and deemed appropriate by the Board, will consist of a minimum of twelve oil and gas trusts, corporations, or other entities, including the Fund, having their head office in Canada and at least 25% of operating revenues derived from conventional oil and gas activities in North America.  The composition of the performance group may be amended by the Board if any member of the group ceases to exist during the applicable performance period or to take into account changes in trust, corporate or other structures.

The Fund's relative performance to the performance group results in a multiplier (referred to as a "relative performance factor") then being applied to the number of PTU Units granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with and receiving the recommendation of Enerplus management.  The methodology used to determined the relative performance factor may differ for different grants of PTU Units and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.4 for relative performance falling a certain level below the average of the performance group to a multiplier of 2.0 where the Fund's performance falls within the top portion of the relative peer group.  Once the relative performance factor has been applied to the number of PTU Units initially granted, a dollar amount is calculated by multiplying the adjusted number of PTU Units by the weighted average trading price of the Fund's Trust Units on the TSX for the last ten trading days of the applicable performance period, and the executive is entitled to be paid that amount in cash.  However, as an inducement for executives to increase their economic exposure to the value of the Fund's Trust Units, and thereby creating further alignment with Unitholders, the executive may choose to receive all or a portion of their Executive PTU Plan payment in the form of Trust Units.  An election by the executive to be paid in Trust Units will entitle the executive to receive payment equal to 125% of the amount that he or she would otherwise be paid if the executive had elected to be paid in cash.  The number of Trust Units to be paid in connection with such an election is calculated by dividing the dollar amount of the payment (including the 25% increase) by the weighed average trading price of the Trust Units on the TSX for the ten final trading days of the calendar year immediately preceding the payment date.  Any Trust Units payable pursuant to the terms of the plan are purchased by Enerplus on the TSX for payment to the executive and are not issued from treasury.  If an executive elects to take Trust Units as payment under the Executive PTU Plan, the executive may not transfer, sell, pledge or otherwise dispose of such Trust Units for a period of one year from the payment date, subject to certain exceptions relating to termination of employment or take-over bids or business combination transactions involving the Fund.  Notwithstanding the foregoing, if an executive elects to receive payment in Trust Units, the Board may determine to pay entitlements under the Executive PTU Plan in cash rather than Trust Units, with the amount of such cash payment including the 25% increase to which the executive was entitled as a result of his or her prior election to be paid in the form of Trust Units.

The Executive PTU Plan provides for the acceleration of payments to an executive in certain circumstances, including if he or she is terminated without just cause or if the executive terminates his or her employment with Enerplus following a change of control of the Fund (as defined in the Executive PTU Plan) and the occurrence of certain events (as described under "-- Executive Employment Agreements" below).  Accelerated payments, which are to be paid entirely in cash, are calculated on the basis that each uncompleted performance period shall be deemed to have consisted of the three most recently completed fiscal years of the Fund, and the amount of cash paid pursuant to the Plan shall be increased by 25% in lieu of the additional Trust Unit payment that may otherwise have been paid to the particular executive in accordance with the plan, as described above.  Additionally, if a "combination transaction" (generally meaning a transaction such as a take-over bid, merger, arrangement, reorganization or similar business combination, which if completed, would result in the exchange of the Fund's Trust Units for cash and/or for securities of another issuer) occurs, the Executive PTU Plan will be terminated and the executive will be entitled to the same compensation as would be paid to that executive following a change of control and termination of the executive's employment as described above.  These provisions will not apply to an internal reorganization of the Fund, including the conversion of the Fund from a trust structure to a corporate or other form of structure.

Notwithstanding anything else in the Executive PTU Plan, the Board may amend or otherwise modify the terms and conditions regarding any grant of PTU Units or any award may under the plan, including without limitation, to accelerate any payment date or modify the methodology of calculating and paying any PTU Unit award under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce the amount of an award otherwise payable pursuant to the terms of the Plan.

The following table sets out the number and initial value of all outstanding PTU Units granted to the Named Executive Officers in 2007, together with the estimated future payout of such awards (based on certain assumptions) as of December 31, 2007.  As 2007 was the first year in which PTU Units were granted, no other PTU Units were outstanding as of December 31, 2007.

Executive Performance Trust Unit Plan -
Awards in Most Recently Completed Financial Year and
Outstanding PTU Units at Financial Year-End

Name	Year of Grant	End of 3 Year Performance Period / Period Until Maturation or Payout	PTU Units(1) (#)	Initial Value of Award(2) ($)	Estimated Future Payout(3) ($)
Gordon J. Kerr	2007	December 31, 2009	11,347	600,000	249,589
Robert J. Waters	2007	December 31, 2009	7,130	377,000	156,831
Garry A. Tanner	2007	December 31, 2009	8,998	475,800	187,920
Ian C. Dundas	2007	December 31, 2009	7,130	377,000	156,831
David A. McCoy	2007	December 31, 2009	3,263	172,500	71,773

Notes:
(1)
The number of PTU Units awarded is based on a targeted dollar amount divided by the weighted average trading price of the Trust Units on the TSX for the ten days prior to the commencement of the applicable performance period, being  $52.88 for grants made in 2007.

(2)
The dollar amounts of the awards represent a percentage of each Named Executive Officer's salary for grants made in 2007.  Such amounts do not include the potential 25% increase if the Named Executive Officer elects to receive payment in Trust Units.

(3)
The estimated future payouts represent Enerplus' estimate, as at December 31, 2007, of the future payout amount of such awards assuming that certain calculations and comparisons made as of December 31, 2007 continue to be in effect for the remainder of the performance period applicable to each applicable outstanding grant, such as the December 31, 2007 Trust Unit trading price, continued distribution amounts over the full three year period and three year performance based on current factors.  The estimated future payouts do not include the potential 25% increase if the Named Executive Officer elects to receive payment in Trust Units.  As the estimated future payout does not consider full plan performance or all factors in the plan to be taken into account at the time of payment, the actual amount ultimately paid to the Name Executive Officers in respect of such PTU Units may be greater or less than the amounts indicated.

Executive Full Value Unit Plan

In 2003, Enerplus implemented a long-term incentive plan for its executive officers, entitled the "Executive Full Value Unit Plan" (the "FVUP"), which was intended to further align the long-term interests of the executive officers of Enerplus with those of the Unitholders by rewarding participants on the basis of the Fund's performance over a particular "performance period", generally being a three calendar year period.  In 2007, Enerplus determined to replace the FVUP with the Executive PTU Plan described above.  Accordingly, no grants were made under the FVUP in 2007 and Enerplus currently does not intend to make any future grants under this plan.

The actual level of compensation paid out in a particular year pursuant to the FVUP will depend on the "total return" on the Fund's Trust Units over a particular performance period and the "relative performance" of the Fund to an industry peer group over that same period, with each given an equal weighting.  As a result, the actual payments made to Enerplus' executives pursuant to the FVUP may be greater or less than the notional target value of the "full value units" awarded to the executives at the time of grant.  The "total return" of the Fund's Trust Units over a performance period is calculated by dividing the (i) total of the cash distributions received during the performance period plus the total Trust Unit price appreciation (or depreciation) during the period by (ii) the Trust Unit price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  The "relative performance" is measured as the Fund's ranking, by way of total return over the period as described above, in relation to a peer group of (generally and subject to the discretion of the Board of Directors) the eight largest (determined on the basis of market capitalization) conventional oil and gas income or royalty trusts at the time of grant, including the Fund, having their head office on Canada and at least 75% of their operating revenues derived from conventional oil and gas operations in North America.

Once a three year performance period has been completed, the compensation payable pursuant to the applicable grant is calculated, and the amount vests and is paid to the executive on December 31 of the following year, provided the executive is still actively employed by Enerplus on the payment date.  The FVUP provides for acceleration of payments to an executive if he or she is terminated without just cause or if the executive terminates his or her employment with Enerplus following a change of control of the Fund (as defined in the FVUP) and the occurrence of certain events (as described under "-- Executive Employment Agreements" below).  These provisions will not apply to an internal reorganization of the Fund, including the conversion of the Fund from a trust structure to a corporate or other form of structure.  As an inducement for executives to increase their exposure to the Fund's Trust Units, thereby creating further alignment to Unitholders, the executive may choose to receive all or a portion of their FVUP payment in the form of Trust Units.  An election by the executive to be paid in Trust Units will entitle the executive to receive payment equal to 125% of the amount that he or she would otherwise be paid if the executive had elected to be paid in cash.  If an executive elects to take Trust Units as payment under the FVUP, the executive may not transfer, sell, pledge or otherwise dispose of such Trust Units for a period of one year from the payment date, subject to certain exceptions relating to termination of employment or take-over bids or business combination transactions involving the Fund.  Any Trust Units paid pursuant to the FVUP will be purchased on the TSX and will not be issued from treasury.

The grants of awards made under the FVUP in 2004, which had a performance period of January 1, 2004 to December 31, 2006, were paid on December 31, 2007: see the "LTIP Payouts" column in the "Summary Compensation Table" above.  The following table sets out, for the Named Executive Officers, the number and estimated value of all outstanding Full Value Units held by the Named Executive Officers as of December 31, 2007.  No awards were made pursuant to the FVUP in 2007.

Executive Full Value Unit Plan -
Outstanding Executive Full Value Unit Awards at Financial Year-End

Name	Year of Grant	End of 3 Year Performance Period	Period Until Maturation or Payout	Full Value Units(1) (#)	Award(2) ($)	Estimated Future Payout(3) ($)
Gordon J. Kerr	2006 2005	December 31, 2008 December 31, 2007	December 31, 2009 December 31, 2008	11,412 20,143	650,000 875,000	470,640 812,910
Robert J. Waters	2006 2005	December 31, 2008 December 31, 2007	December 31, 2009 December 31, 2008	6,057 7,942	345,000 345,000	249,801 320,519
Garry A. Tanner	2006 2005	December 31, 2008 December 31, 2007	December 31, 2009 December 31, 2008	7,154 11,257	407,500 489,000	295,055 454,301
Ian C. Dundas	2006 2005	December 31, 2008 December 31, 2007	December 31, 2009 December 31, 2008	6,057 7,482	345,000 325,000	249,801 301,938
David A. McCoy	2006 2005	December 31, 2008 December 31, 2007	December 31, 2009 December 31, 2009	2,765 2,901	157,500 126,000	114,040 117,059

Notes:
(1)
The number of Full Value Units awarded is based on a targeted dollar amount divided by the weighted average trading price of the Trust Units on the TSX for the ten days prior to the commencement of the applicable performance period, being $56.96 for grants made in 2006 and $43.44 for grants made in 2005.

(2)
The dollar amounts of the awards represent a percentage of each Named Executive Officer's salary for grants made in 2005 and 2006.  Such amounts do not include the potential 25% increase if the Named Executive Officer elects to receive payment in Trust Units.

(3)
The estimated future payouts for grants having a payment date of December 31, 2008 represent the actual amounts to be paid based on final calculations as of December 31, 2007, the end of the applicable three year performance period.  The estimated future payouts for grants having payment dates of December 31, 2009 represent Enerplus' estimate, as at December 31, 2007, of the future payout amount of such awards assuming that certain calculations and comparisons made as of December 31, 2007 continue to be in effect for the remainder of the three year performance period applicable to each outstanding grant, such as the December 31, 2007 Trust Unit trading price, continued distribution amounts over the full three year period and three year performance based on current factors.  The estimated future payouts do not include the potential 25% increase if the Named Executive Officer elects to receive payment in Trust Units.  With respect to the grants to be paid on December 31, 2009, the estimated future payout does not consider full plan performance or all factors in the plan to be taken into account at the time of payment, and the actual amount ultimately paid to the Name Executive Officers in respect of such Full Value Units may be greater or less than the amounts indicated.

Estimated Value of Aggregate Equity Holdings

The following table sets forth the estimated value of each Named Executive Officer's aggregate Trust Unit and other equity-based holdings in the Fund, as of December 31, 2007:

Estimated Value of Named Executive Officers' Aggregate Equity Holdings

As of December 31, 2007

Name	Value of Trust Units(1) ($)	Value of Incentive Rights(2) ($)	Value of Restricted Trust Units(3) ($)	Value of PTU Units(4) ($)	Value of Full Value Units(5) ($)	Total ($)
Gordon J. Kerr	2,791,538	258,052	432,762	249,589	1,283,550	5,015,521
Robert J. Waters	1,382,971	195,800	295,524	156,831	570,320	2,601,446
Garry A. Tanner	1,112,014	210,782	395,901	197,920	749,356	2,665,973
Ian C. Dundas	1,381,974	202,302	316,674	156,831	551,739	2,609,520
David A. McCoy	594,741	83,655	76,285	71,773	231,099	1,057,553

Notes:
(1)
Based on the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer, and the closing price of the Trust Units on the TSX of $39.87 per Trust Unit on December 31, 2007.

(2)	See " − Trust Unit Rights Incentive Plan" above.
(3)	See " − Executive Restricted Trust Unit Plan" above.
(4)	See " − Long-Term Incentive Plans − Executive Performance Trust Unit Plan" above.
(5)	See " − Long-Term Incentive Plans − Executive Full Value Unit Plan" above.

Executive Employment Agreements

Enerplus has entered into executive employment agreements with each of the Named Executive Officers, as well as other senior officers of EnerMark.  The executive employment agreements have an indefinite term and provide for the salary and benefits to be paid to each Named Executive Officer, and also contain provisions that set out the payments to be made upon the termination of each executive's employment with Enerplus.  If a Named Executive Officer terminates his or her employment with Enerplus within 90 days following a change of control of the Fund (as defined in the employment agreements) combined with the occurrence of certain events (including, among other things, a reduction in overall compensation, geographic relocation or reduction in responsibility, in each case without the consent of the executive), or is terminated without just cause, the executive will be entitled to certain payments, the amount of which are dependent on the executive's position, years of service with Enerplus and total compensation prior to termination.  The President & Chief Executive Officer will be entitled to 24 to 30 months equivalent of his total compensation prior to such termination (depending on his years of service to Enerplus at the relevant time) and the remainder of the Named Executive Officers will be entitled to 18 to 24 months equivalent of his or her total compensation prior to such termination.  In addition, the executive employment agreements clarify, together with the terms of the applicable plans, that all Incentive Rights under the Incentive Plan and payments under the Executive Full Value Unit Plan (each as described above) will become immediately vested and payable to the Named Executive Officers in such circumstances.

Performance Graph

The following graph illustrates changes from December 31, 2002 to December 31, 2007 in cumulative total return to the Enerplus Unitholders, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all their respective dividends and distributions reinvested.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2007, the number of Trust Units (being the only current equity securities of the Fund) which are authorized for issuance with respect to compensation plans.  For a description of the Fund's Trust Unit rights incentive plan, see "Executive Compensation - Trust Unit Rights Incentive Plan" above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,403,524	$50.32	3,087,148
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,403,524	$50.32	3,087,148

Note:
(1)
Without giving effect to the permitted reduction of the exercise prices under the Fund's Incentive Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $47.59.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of EnerMark, none of the directors, proposed directors or executive officers of EnerMark, or any associate of the foregoing, has been indebted to Enerplus at any time since January 1, 2007.  Enerplus has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of EnerMark, none of the directors, proposed directors or executive officers of EnerMark, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2007 or in any proposed transaction that would materially affect Enerplus, except as otherwise disclosed in this Information Circular and as set forth below.  Mr. Clayton H. Woitas, a director of EnerMark, is a director, officer and significant securityholder in Range Royalty Limited Partnership, which owns gross overriding royalties on certain properties acquired as a result of Enerplus' acquisition of Focus Energy Trust on February 13, 2008.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of EnerMark, none of the directors, proposed directors or executive officers of EnerMark or anyone who has held such offices since January 1, 2007, or any affiliate or associate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of Enerplus consider good corporate governance to be essential to the effective operation of the Fund.  As part of the Fund's commitment to effective corporate governance, the Board of Directors, with the assistance of the Corporate Governance & Nominating Committee, monitors changes in legal requirements and best practices.

The Fund is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "National Instrument") and the corporate governance guidelines adopted by the Canadian Securities Administrators in National Policy 58-201 - Corporate Governance Guidelines (the "National Policy").  In addition, the Fund is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the U.S. Sarbanes-Oxley Act of 2002.  As a foreign private issuer whose Trust Units are listed on the NYSE, Enerplus is required, pursuant to Section 303A.11 of the NYSE Listed Company Manual, to compare its corporate governance practices to the NYSE's corporate governance listing standards.  Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  As a foreign private issuer listed on the NYSE, Enerplus is not obligated to and does not have an internal audit function.  Enerplus has devoted significant attention and resources to ensure that the Fund's system of corporate governance meets or exceeds applicable legal and stock exchange requirements.

Set out below is a description of certain corporate governance practices of the Fund, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  Ten of the eleven nominees for directors of EnerMark have been determined to be independent based on information provided by individual directors and reviewed by the Corporate Governance & Nominating Committee.  As a result, the Board of Directors is composed of a majority of independent directors.  The ten independent director nominees are Messrs. Martin (the Chairman of the Board), Dodge, O'Brien, Roane, Seth, West, Wheeler, Woitas and Zorich.  Additionally, Mr. Robert Normand, who is currently an independent director of EnerMark, is not standing for re-election to the Board at the Meeting.  One director, Mr. Kerr, is the President & Chief Executive Officer of Enerplus, and as such is not independent.  It is Enerplus' practice that the Chairman of the Board shall be an independent and unrelated director.  In addition, only independent and unrelated directors shall serve on committees of the Board.

Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chairman of the Corporate Governance & Nominating Committee of that director's change in circumstances, and if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The President & CEO shall be the only member of management and the only non-independent director on the Board of Directors.

The Fund has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.  One of the most noteworthy of those processes is the practice whereby independent directors regularly hold in camera sessions without management present.

Tenure

The Board does not favour term limits for directors but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance & Nominating Committee annually reviews each director's continuation on the Board.  This practice allows that committee to ask each director to confirm his or her desire to continue as a member of the Board, and also allows the Corporate Governance & Nominating Committee an opportunity to review that director’s performance and suitability.

Retirement

No person shall be nominated by the Board to serve as a director after he or she has passed his or her 75th birthday, unless the Corporate Governance & Nominating Committee has voted, on an annual basis, to waive or continue to waive, the mandatory retirement age of such person as a director.

Board Meetings

The Board of Directors meets a minimum of six times per year.  Each scheduled board meeting is followed by an in camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings and receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.

Director Service on Other Public Company Boards

Directors are required to advise the Chairman of the Corporate Governance & Nominating Committee before accepting an invitation to serve on the board of another public company.  If the Corporate Governance & Nominating Committee determines that a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the Corporate Governance & Nominating Committee's recommendation.  These practices will also apply to executives of Enerplus who have been approached to sit as a director on a board of another, unrelated entity.

Director Compensation

The Corporate Governance & Nominating Committee annually reviews the compensation of the Board of Directors and is entitled to and has retained a consultant to assist in its review of Enerplus’ director compensation practices.  The committee makes recommendations to the Board for consideration when it believes changes in compensation are warranted.

During their tenure, each of the directors is required to maintain ownership of a minimum of 5,000 of the Fund’s Trust Units within four years of their election to the Board.  This requirement was imposed in order to align their interests with those of the Fund’s Unitholders.  The members of the Board of Directors do not participate in any type of Trust Unit option plan of the Fund such as the Incentive Plan.  Members of Enerplus' executive also have an obligation to maintain a minimum ownership in the Fund’s Trust Units.  The President & CEO is required to maintain three times his annual salary in Trust Units, while other executives are required to hold two times or one times their annual salary in Trust Units, depending on their seniority.

Board and Committee Meeting Attendance

In fiscal 2007, the Board of Directors and its committees held the following number of meetings:

Board of Directors	13
Audit & Risk Management Committee	4
Compensation & Human Resources Committee	7
Corporate Governance & Nominating Committee	2
Health, Safety & Environment Committee	2
Reserves Committee	6

Information regarding the attendance of each of the directors at meetings of the Board of Directors and applicable committees since January 1, 2007 is contained in the information regarding each proposed nominee for election as a director of EnerMark under the heading "Matters to be Acted Upon at the Meeting - Nomination of Directors of EnerMark Inc. and Compensation of Directors".  Additionally, the names of all other public companies for which EnerMark's directors serve as directors (including the board committees on which EnerMark's directors serve for such entities) is also included in that section of the Information Circular.

Board Mandate and Charter

The Board of Directors is responsible for the overall stewardship of the Fund and its subsidiaries.  The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of Enerplus, all as more particularly described in the Board Charter adopted by the Board of Directors.

As set out in the Board Charter, the Board of Directors has established five committees to assist with its responsibilities: the Audit & Risk Management Committee; the Compensation & Human Resources Committee; the Corporate Governance & Nominating Committee; the Reserves Committee; and the Health, Safety & Environment Committee.  Each committee has a charter defining its responsibilities.  The Board of Directors does not have an executive committee.

The Board Charter is attached as Appendix "B" to this Information Circular.  The Board Charter, together with the Charters of each of the five committees of the Board, is also available on the Fund's website at www.enerplus.com, and printed copies are available for any Unitholder who requests them from Enerplus.

Position Descriptions and Chairman's Role and Responsibilities

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors and for the Chair of each committee of the Board of Directors.  The Board of Directors and Chief Executive Officer have also developed a written position description for the Chief Executive Officer.

The Chairman of the Board is responsible for the management, development and effective leadership of the Board in the governance of the Fund.  The Chairman's primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views, mediates any dissent within the Board and, where possible, achieves consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision making, providing a link between the Board and management and acting in an advisory capacity to the President & Chief Executive Officer in all matters concerning the interests and management of Enerplus.

Orientation and Continuing Education

Responsibility for reviewing and monitoring the orientation programs for new directors is assigned to the Corporate Governance & Nominating Committee.  In this regard, the Corporate Governance & Nominating Committee ensures each new director receives an orientation, supplemented with adequate orientation materials.  Various members of Enerplus' executive management review with each new member certain information and materials regarding the Fund and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of EnerMark.

The Corporate Governance & Nominating Committee, in conjunction with the Chairman of the Board, is responsible for arranging continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.  Directors are encouraged to participate in continuing education programs of their choosing so that they may increase their knowledge and skills as directors.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Business Conduct and Ethics (the "Code") applicable to all directors, officers, employees and consultants of Enerplus.  The Code sets out in detail the core values and the principles by which the Fund is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and company policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Code is available on the Fund's website at www.enerplus.com and was filed on March 2, 2006 as a "Security holders document" on the Fund's SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.  No material change report has been filed by the Fund since January 1, 2007 pertaining to the conduct of any director or executive officer of Enerplus that constitutes a departure from the Code.

The Board of Directors and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters).  Pursuant to the Whistleblower Policy, anyone may contact the Chairman of the Audit & Risk Management Committee, the President & Chief Executive Officer, the Vice President, General Counsel or the human resources department and report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on the Fund's website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such transactions or payments occurred in the past year.  Furthermore, Enerplus has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

Committees of the Board

The Board discharges its responsibilities either acting on its own behalf or through one of its Board committees.  Committees of the Board operate in accordance with a Board approved written mandate outlining its duties and responsibilities.  The following is a discussion regarding the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions:

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on each director's knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments or chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.  The Board is currently reviewing the composition of its committees given the recent additions of Robert B. Hodgins, David P. O'Brien and Clayton H. Woitas to the Board and as Robert L. Normand will not be standing for re-election to the Board at the Meeting.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is currently comprised of Messrs. Zorich (as Chairman), Dodge and Seth, all of whom are independent.  The Corporate Governance & Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees for the Board of Directors.  In addition, this Committee is responsible for:

•	assessing and making recommendations to the Board as to the size, appropriate skills and characteristics required of Board members;
•	recommending nominees for election or re-election to the Board;
•	reviewing annually each director's continuation on the Board;
•	conducting an annual self evaluation process of the Board and each of the directors;
•	conducting an annual evaluation process to assess the effectiveness of the President & Chief Executive Officer;
•	reviewing and monitoring the orientation of new directors;
•	regularly reviewing Enerplus' corporate governance practices and recommending to the Board any changes that the Committee deems necessary or advisable;
•	reviewing the Fund's annual disclosure of corporate governance practices; and
•	reviewing the Fund's corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are conformed to.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee is currently comprised of Messrs. Roane (as Chairman), Dodge and Normand, all of whom are independent.  The Compensation & Human Resources Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding human resources, compensation matters and succession planning reviewing, including recommending the form and adequacy of compensation arrangements for Enerplus' directors and executive officers, having regard to associated risks and responsibilities.  This committee's responsibilities also include:

•	assessing the performance of the senior management, with reference to corporate objectives;
•	making recommendations regarding salaries for the CEO and senior management with regard to executive compensation policies, programs and awards to the Board for approval;
•
reviewing and approving the granting of Trust Unit Incentive Rights to officers and employees under the Trust Unit Rights Incentive Plan, entitlements under the Executive Full Value Unit Plan and the grant of notional Restricted Trust Units;

•	reviewing overall compensation programs to ensure competitiveness and employee retention; and
•	reviewing long-term succession plans for senior executive positions.

The Compensation & Human Resources Committee obtains executive compensation data from third party providers of compensation data in the oil and gas sector.  During the year, Mercer (Canada) Ltd. was retained by the Committee to provide advice regarding the compensation of Enerplus' directors and executive officers to ensure market competitive salaries.

Further information regarding the activities and recommendations of the Compensation & Human Resources Committee is provided under "Executive Compensation - Compensation & Human Resources Committee and Report on Executive Compensation".

Audit & Risk Management Committee

The Audit & Risk Management Committee is currently comprised of Messrs. Normand (as Chairman), Roane and Wheeler, all of whom are independent and financially literate for purposes of Multilateral Instrument 52-110 - Audit Committees, as well as pursuant to the Listing Standards of the NYSE and U.S. federal securities legislation.  The specific responsibilities, power and operation of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee Charter, a copy of which is on the Fund's website at www.enerplus.com, and is also included in the Fund's annual information form for the year ended December 31, 2007 which has been filed on SEDAR at www.sedar.com and which is included in the Fund's annual report on Form 40-F which has been filed on EDGAR at www.sec.gov.  This committee is primarily responsible for the quality of the Fund's financial reporting and its general mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and continuous disclosure of the Fund;
•	the Fund’s internal controls and policies, the certification process and compliance with regulatory requirements over financial matters;
•	evaluating and monitoring the performance and independence of the Fund’s external auditors; and
•	monitoring the manner in which the business risks of the Fund are being identified and managed.

For additional details regarding the Audit & Risk Management Committee's role and responsibilities, see the full text of the Committee's Charter in the Fund's annual information form as noted above.

              Health, Safety & Environment Committee

The Health, Safety & Environment Committee is currently comprised of Messrs. West (as Chairman), Dodge and Zorich, all of whom are independent.  The principal function of the Health, Safety & Environment Committee is to assist the Board in carrying its responsibilities with respect to the development and implementation of an effective environmental management system and to ensure that Enerplus' activities are conducted in an environmentally responsible manner, in addition to the following matters:

•	reviewing Enerplus' health, safety and environment ("HS&E") programs and policies;
•	reviewing management's performance related to HS&E matters;
•	reviewing significant external and internal HS&E reports on risk assessments, ongoing investigations and audits performed;
•	reviewing the status of significant remediation projects, developments and the environmental provisions;
•	ensuring that long range preventive programs are in place to limit future risks;
•	participating in annual visits to one of Enerplus' operating facilities;
•	receiving an annual compliance certificate from the Chief Operating Officer; and
•	generally ensuring the integrity of Enerplus' HS&E programs and policies.

Reserves Committee

The Reserves Committee is currently comprised of Messrs. Wheeler (as Chairman), Seth and West.  The principal function of the Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of Enerplus' oil and natural gas reserves.  This committee's responsibilities also include:

•	assessing the work of the independent reserves evaluators annually;
•	recommending to the Board the engagement of the independent reserves evaluator;
•	reviewing Enerplus' procedures relating to the disclosure of information with respect to our reserves;
•	reviewing the scope of the annual review of the reserves by the independent reserves evaluator, including findings and any disagreements with management;
•	meeting independent of management with the reserves evaluator;
•	determining whether any restrictions affect the ability of the reserves evaluator in reporting on Enerplus' reserves data;
•	receiving, annually, a signed reserves evaluator's report and a certificate of compliance and due diligence from management; and
•	approving the year-end reserves evaluation.

Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board.  Each director is required to complete, on an annual basis, a written evaluation with respect to: (i) the performance of the Board of Directors; (ii) the performance of committees; and (iii) the contributions of other directors to the Board of Directors and its committees.  The Corporate Governance & Nominating Committee reviews the evaluations with the Chairman.  The results of the evaluations are summarized and presented to the full Board of Directors.  In addition, the Chairman, as appropriate, may review with a director that director's peer evaluation findings.

ADDITIONAL INFORMATION

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("MD&A") and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of the Fund is contained in the audited and consolidated comparative financial statements and MD&A of the Fund for the year ended December 31, 2007, which have been provided to Unitholders who have requested such materials together with this Information Circular.  Copies of such documents are available on the internet on Enerplus' SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Fund's website at www.enerplus.com, or may be obtained on request and without charge from the Corporate Secretary of EnerMark, 3000 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2200.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of EnerMark knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

NOTICE TO BENEFICIAL UNITHOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Trust Units.  If you are a non-registered owner, and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of Trust Units, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Fund (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DIRECTORS' APPROVAL

The contents and sending of this Information Circular have been approved by the directors of EnerMark.

"David A. McCoy"

David A. McCoy
Vice President, General Counsel & Corporate Secretary
EnerMark Inc.

APPENDIX "A"

SUMMARY OF AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN

The following is a summary of amendments that are proposed to be made to the Existing Plan as well a summary of the features of the Amended Plan.  The summary is qualified in its entirety by the full text of the Amended Plan, the proposed final form of which is available on the Fund's website at www.enerplus.com or on request from the Corporate Secretary of EnerMark as described in the Information Circular.  All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Plan unless otherwise indicated.

(a)           Amendments to the Existing Plan

The Amended Plan contains three substantive amendments to the Existing Plan.  These amendments are as follows:

(i)
Section 5.1(h) of both the Existing Plan and the Amended Plan provides that the Rights may be redeemed by the Board of Directors after the Separation Time has occurred if a Take-over Bid that is not a Permitted Bid is withdrawn or terminated, provided that the plan is deemed to continue to apply as if the Separation Time had not occurred.  In order to provide greater clarity with respect to the intent of Section 5.1(h) and ensure that the Amended Plan will continue to apply in such circumstances, Section 5.1(h) of the Existing Plan has been amended in the Amended Plan to deem the Fund to have issued replacement Rights to all holders of its then outstanding Trust Units upon such redemption.

(ii)
Sections 5.4(a) and (e) of the Existing Plan have been amended in the Amended Plan to clarify that in the event that the Fund amends the Amended Plan with the consent of the Rights Agent, in accordance with the provisions of Section 5.4(a):  (1) no amendment may be made that would materially adversely affect the interests of the holders of Rights generally; and (2) any such amendment must be submitted for approval by Unitholders at the next meeting of the Unitholders or, if made after the Separation Time, the holders of Rights at a meeting to be called by a date immediately following the next meeting of Unitholders, in accordance with the approval requirements of Section 5.4(e), and will only continue in effect if the required Unitholder approval is obtained.

(iii)
Section 5.19 of the Amended Plan, if left unchanged from the corresponding provision in the Existing Plan, would provide that the Amended Plan must be ratified by a majority of the votes cast by Independent Unitholders at or prior to the 2011 annual meeting of Unitholders.  The amendment to Section 5.19 in the Amended Plan changes this requirement so that, if required by the applicable rules of any stock exchange on which Fund's Trust Units are listed for trading, the Amended Plan will also be subject to ratification by a majority of the votes cast by all Unitholders, not just Independent Unitholders, at or prior to the 2011 annual meeting.  If this approval is not required by the rules of a stock exchange on which the Fund's Trust Units are listed, the ratification requirement in the Amended Plan reverts back to its current form and it will be subject to ratification by only the Independent Unitholders within the same time frame.

Apart from the above-mentioned amendments, the Amended Plan is identical to the Existing Plan in all material respects.

(b)           Issuance of Rights

One Right was issued by the Fund in respect of each Trust Unit outstanding at the close of business on March 5, 1999, the date of implementation of the Existing Plan, and one Right was issued and will continue to be issued in respect of each Trust Unit of the Fund issued thereafter, prior to the earlier of the Separation Time and the Expiration Time.  Under the Amended Plan, the Rights are simply reconfirmed and the Fund reconfirms its authorization to continue the issuance of one new Right for each Trust Unit issued.  Each Right entitles the registered holder thereof to purchase from the Fund one Trust Unit at the exercise price of Cdn. $300 per Trust Unit (as constituted on the date of the Amended Plan), subject to adjustment and certain anti-dilution provisions (the "Exercise Price").  The Rights are not exercisable until the Separation Time.  If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Trust Units of the Fund having an aggregate market price equal to twice the Exercise Price.

The Fund is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities.  If the Amended Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board of Directors may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(c)           Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Trust Units of the Fund and will be transferable only together with the associated Trust Units.  From and after the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Trust Units (other than an Acquiring Person) as of the Separation Time.  Rights Certificates will also be issued in respect of Trust Units issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities ("Convertible Securities") convertible into or exchangeable for Trust Units.  The Rights will trade separately from the Trust Units after the Separation Time.

(d)           Separation Time

The "Separation Time" is the Close of Business on the tenth Business Day after the earlier of (i) the "Trust Unit Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, and the Amended Plan requires such bid to continue to satisfy the requirements of a Permitted Bid or Competing Permitted Bid).  In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors.  If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(e)           Acquiring Person

In general, an "Acquiring Person" is a Person who is the Beneficial Owner of 20% or more of the Fund’s outstanding Trust Units.  Excluded from the definition of "Acquiring Person" are the Fund and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of one or more or any combination of an acquisition or redemption by the Fund of Trust Units, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.  The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Amended Plan.  However, in general:

(i)	a "Permitted Bid Acquisition" means an acquisition of Trust Units made pursuant to a Permitted Bid or a Competing Permitted Bid; and

(ii)
an "Exempt Acquisition" means an acquisition of Trust Units (1) in respect of which the Board of Directors has waived the application of the Amended Plan, (2) which was made prior to the original date of the Existing Plan (being March 5, 1999), (3) which was made pursuant to a distribution reinvestment plan of the Fund, (4) which was made pursuant to the receipt or exercise of rights issued by the Fund to all the holders of Trust Units (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Trust Units or Convertible Securities (provided that the Person does not thereby acquire a greater percentage of the Trust Units or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (5) which was made pursuant to a distribution to the public by the Fund of Trust Units or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Trust Units or Convertible Securities so offered than the percentage owned immediately prior to such acquisition), (6) which was made pursuant to a distribution by the Fund of Trust Units or Convertible Securities by way of a private placement by the Fund, a securities exchange take-over bid circular or upon the exercise by an individual employee of Trust Unit options or rights granted under a Trust Unit option or rights incentive plan of the Fund or rights to purchase securities granted under a Trust Unit purchase plan of the Fund,  (7) which is made as an intermediate step in a series of related transactions in connection with an acquisition by the Fund or its Subsidiaries of a Person or assets, provided that the acquiror of such Trust Units distributes or is deemed to distribute such Trust Units to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Trust Units of the Fund then outstanding, or (8) pursuant to an amalgamation, merger, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) requiring  approval by the Fund's Unitholders.

(iii)
a "Convertible Security Acquisition" means an acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a "Pro Rata Acquisition" means an acquisition of Trust Units or Convertible Securities as a result of a distribution of Trust Units, a Trust Unit split or other similar event, acquired on the same pro rata basis as all other holders of Trust Units.

Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Plan Trustee, Statutory Body, Crown agent or agency or, as a new provision added to the Amended Plan, a Mutual Fund or its Manager, all as defined below (provided that any of the foregoing persons is not making or proposing to make a Take-over Bid).

To the best of the knowledge of the directors and senior officers of EnerMark, as of the date hereof, no person is the Beneficial Owner of 20% or more of the outstanding Trust Units.

(f)           Beneficial Ownership

General

In general, a Person is deemed to "Beneficially Own" Trust Units actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Plan.  Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence).  Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering of securities; or  (2) pursuant to a pledge of securities).

A Person is also deemed to "Beneficially Own" any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a "Joint Actor").  A Person is a Joint Actor with any Person who is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Trust Units.

Institutional Unitholder Exemptions from Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security.  There are exemptions from the deemed "Beneficial Ownership" provisions for institutional Unitholders acting in the ordinary course of business.  These exemptions apply to (i) an investment manager ("Investment Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the "Statutory Body"), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, (v) a Crown agent or agency, or (vi) a Person (a "Manager") who is the manager or trustee of a mutual fund (a "Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America, or such Person is a Mutual Fund (subsection (vi) being a new addition to the Amended Plan).  The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency or Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions.

A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement

A Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A "Permitted Lock-up Agreement" is essentially an agreement between a Person and one or more holders of Trust Units (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Trust Units to the Lock-up Bid and which further provides that such agreement permits the Locked-up Person to withdraw its Trust Units in order to deposit or tender the Trust Units to another Take-over Bid or support another transaction:  (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that contains an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person's right to withdraw Trust Units so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-Over Bid or transaction.  Finally, under a Permitted Lock-up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid;  and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid or withdraws Trust Units previously tendered thereto in order to deposit such Trust Units to another Take-Over Bid or support another transaction.

(g)           Flip-In Event

A "Flip-In Event" occurs when any Person becomes an Acquiring Person.  In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see "Redemption, Waiver and Termination"), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a Joint Actor (or a transferee of such a Person), which Rights will become null and void) shall constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms of the Amended Plan, that number of Trust Units having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).  For example, if at the time of the Flip-In Event the Exercise Price is $300 and the Market Price of the Trust Units is $50, the holder of each Right would be entitled to purchase Trust Units having an aggregate Market Price of $600 (that is, 12 Trust Units) for $300 (that is, a 50% discount from the Market Price).

(h)           Permitted Bid and Competing Permitted Bid

A "Permitted Bid" is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)           the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii)           the Take-over Bid contains irrevocable and unqualified conditions that:

A.
no Trust Unit shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Take-over Bid and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to such irrevocable and unqualified condition;

B.
unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such dates;

C.
more than 50% of the outstanding Trust Units held by Independent Unitholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Trust Units; and

D.
in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

A "Competing Permitted Bid" is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 45 days so long as it is open until the later of (i) the earliest date on which Trust Units may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days (or such other minimum period of days as may be prescribed by applicable law in Alberta) after the date of the Take-over Bid constituting the Competing Permitted Bid.

(i)           Redemption, Waiver and Termination:

(i)
Redemption of Rights on Approval of Holders of Trust Units and Rights.  The Board of Directors acting in good faith may, after having obtained the prior approval of the holders of Trust Units or Rights, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted for anti-dilution as provided in the Amended Plan (the "Redemption Price").

(ii)
Waiver of Inadvertent Acquisition.  The Board of Directors acting in good faith may waive the application of the Amended Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Amended Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption.  In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived or has deemed to have waived the application of the Amended Plan consummates the acquisition of the Trust Units, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids.  The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Amended Plan has not been waived under this clause, upon prior written notice to the Rights Agent, waive the application of the Amended Plan to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units.  However, if the Board of Directors waives the application of the Amended Plan, the Board of Directors shall be deemed to have waived the application of the Amended Plan in respect of any other Flip-In Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)
Discretionary Waiver Respecting Acquisition not by Take-over Bid Circular.  The Board of Directors acting in good faith may, with the prior consent of the holders of Trust Units, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Amended Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Trust Units and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Plan to such Flip-In Event.  However, if the Board of Directors waives the application of the Amended Plan, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of Unitholders called to approve such a waiver.

(vi)
Redemption of Rights on Withdrawal or Termination of Bid.  Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.  Under the Amended Plan the Fund shall be deemed to have issued replacement Rights to the holders of its then outstanding Trust Units upon such redemption, subject to and in accordance with the provisions of the Amended Plan.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.  Within 10 Business Days of any such election or deemed election to redeem the Rights, the Fund will notify the holders of the Trust Units or, after the Separation Time, the holders of the Rights.

(i)           Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)
if there is a distribution payable in Trust Units or Convertible Securities (other than pursuant to any optional Trust Unit distribution or distribution reinvestment plan or a distribution payable in Trust Units in lieu of a regular periodic cash distribution) on the Trust Units, or a subdivision or consolidation of the Trust Units, or an issuance of Trust Units or Convertible Securities in respect of, in lieu of or in exchange for Trust Units; or

(ii)
if the Fund fixes a record date for the distribution to all holders of Trust Units of certain rights or warrants to acquire Trust Units or Convertible Securities, or for the making of a distribution to all holders of Trust Units of evidences of indebtedness or assets (other than regular periodic cash distribution or a distribution payable in Trust Units) or rights or warrants.

With respect to adjustments occurring as a result of a distribution of rights or warrants, for internal consistency in the Amended Plan and to avoid triggering the anti-dilution provisions in relatively insignificant circumstances and where the Fund has complied with the requirements of applicable stock exchanges, an adjustment will only occur if such rights or warrants have an exercise price that is less than 90% of the Current Market Price.

(j)           Supplements and Amendments

The Fund may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Amended Plan as a result of any change in any applicable legislation, rules or regulation.  Any changes made other than any amendment to correct any clerical or typographical error shall be made subject to subsequent confirmation by the holders of the Trust Units or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, after the Meeting, any amendment, variation or deletion of or from the Amended Plan and the Rights is subject to the prior approval of the holders of Trust Units, or, after the Separation Time, the holders of the Rights.

The Board of Directors reserves the right to alter any terms of the Amended Plan (provided that such action would not materially adversely affect the interest of the holders of Rights generally) at any time prior to the Meeting if the Board of Directors determines that it would be in the best interests of Enerplus and its Unitholders to do so, in light of subsequent developments.

(k)           Expiration

If the Amended Plan is ratified, confirmed and approved at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Plan) and the termination of the annual meeting of the Unitholders in the year 2011 unless at or prior to such meeting the Independent Unitholders and the Unitholders (if required by the rules of any stock exchange on which the Fund's Trust Units are then listed) ratify the continued existence of the Amended Plan, in which case the Amended Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of Unitholders in the year 2014.

APPENDIX "B"

MANDATE OF THE BOARD OF DIRECTORS OF ENERMARK INC.

The primary responsibility of the board of directors is to supervise the management of EnerMark Inc. (the "Corporation") to ensure the long-term success of the Corporation and Enerplus Resources Fund (the "Fund") and to maximize Unitholder value.  Any responsibility which has not been delegated to management remains with the board of directors of the Corporation (the "Board").

COMPOSITION

The Board shall be composed of a minimum of seven directors and a maximum of eleven directors.  Except as set out in the By-Laws of the Corporation and the Trust Indenture of the Fund, Board members will be elected at the annual meeting of the Unitholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavour to always have the right mix of experience and competencies to discharge its responsibilities.

MEETINGS

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively.  The Board shall also retain independent advice, if necessary.

The Board shall participate in the annual visit of one of the Corporation’s key operating and/or capital project areas.  Visits are conducted on a rotating basis to ensure the directors are informed and educated about all of the Corporation's core operations in the various business units.  Directors are encouraged to meet and question field staff and ensure, first hand, that all environmental, health and safety regulations are being observed and that appropriate procedures are in place to safeguard both the Corporation's employees and agents as well as its assets.

DUTIES AND RESPONSIBILITIES

The Board is charged with the overall stewardship of the Fund and manages or supervises the business of the Fund and its management.  The Board's responsibilities include:

1.           Management Selection, Retention and Succession

•	Select, appoint and if necessary terminate the CEO
•	Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee
•	Review its charter annually and recommend changes to the Board when necessary
•	Annually appoint directors to the following committees:
•	the Audit & Risk Management Committee
•	the Corporate Governance & Nominating Committee
•	the Compensation & Human Resources Committee
•	the Reserves Committee
•	the Health, Safety & Environment Committee and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board
•
At the Board's discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•	Approve compensation and compensation programs for senior management, as recommended by the Compensation & Human Resources Committee
•	Assess the CEO against corporate objectives approved by the Board
•	Assess, annually, the effectiveness and the performance of the Board, committees and directors in fulfilling their responsibilities
•	Approve director's compensation, as recommended by the Compensation & Human Resources Committee

B - 1

2.	Strategy

•	Review and approve the corporate objectives developed by the CEO
•	Review, adopt and monitor the Fund's strategic planning process
•	Monitor the Corporation's performance in light of the approved strategic planning process
•	Adopt, annually, a strategic planning process to maximize Unitholder value

3.	Corporate Ethics and Integrity

•	Review and monitor the Corporation's Code of Business Conduct and disclose any waivers of the code for officers and directors
•	Review and respond to potential conflict of interest situations
•	Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies
•	Approve corporate policies and other corporate protocols and controls
•	Approve the Fund's policy on public disclosure
•	Review, annually, its mandate and amend as deemed necessary

4.	Financial Responsibilities

•	Approve the annual audited financial statements of the Fund as recommended by the Audit & Risk Management Committee
•	Approve the quarterly interim financial statements of the Fund, as recommended by the Audit & Risk Management Committee
•	Recommend to the Unitholders the appointment of the Fund's external auditors, as recommended by the Audit & Risk Management Committee
•	Review and approve the Fund's operating budget
•	Review, as deemed necessary, approval authorities to the CEO and senior management
•	Approve financial commitments in excess of delegated approval authorities
•	Review and approve any material acquisitions, divestments and corporate reorganizations
•	Assess and approve any material securities offerings, financing or banking arrangements

TIMETABLE

The Board's work schedule will be as attached but may be amended, from time to time, by the Chairman of the Board.

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Enerplus Resources Fund
The Dome Tower
3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 2Z1

Telephone: (403) 298-2200
Toll Free Telephone: 1-800-319-6462
Fax:  (403) 298-2211
www.enerplus.com